Exhibit 10.2

Execution Version

PARTNERSHIP PURCHASE AGREEMENT

BY AND AMONG

SP NEWSPRINT HOLDINGS LLC,

SP NEWSPRINT MERGER LLC,

SP NEWSPRINT CO.,

AND

THE OTHER PARTIES SIGNATORY HERETO

Dated as of March 31, 2008

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Exhibits

Exhibit 1.1(a)	Brant Guarantee
Exhibit 1.1(b)	White Birch Paper Company Guarantee
Exhibit 1.1(c)	Parent Guarantee - Media General, Inc.
Exhibit 1.1(d)	Parent Guarantee - McClatchy Company
Exhibit 1.1(e)	Parent Guarantee - Cox Newspapers, Inc.
Exhibit 1.1(f)	Pro Rata Percentage
Exhibit 2.7(i)(A)	Payment Agreement
Exhibit 2.7(ii)(B)	Letter of Credit
Exhibit 5.5	Financing Documents
Exhibit 6.6(a)	Required Information
Exhibit 6.12(a)	Buyer Employee Benefit Plans

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PARTNERSHIP PURCHASE AGREEMENT

This PARTNERSHIP PURCHASE AGREEMENT, dated March 31, 2008 (this “Agreement”), is made and entered into by and among SP NEWSPRINT HOLDINGS LLC, a Delaware limited liability company, and SP NEWSPRINT MERGER LLC, a Delaware limited liability company (together, “Buyer”), SP NEWSPRINT CO., a Georgia general partnership (the “Company”), VIRGINIA PAPER MANUFACTURING CORP., a Georgia corporation (“Virginia Paper”), MCCLATCHY NEWSPRINT, INC., a Florida corporation (“McClatchy Newsprint”), and CEI NEWSPRINT, INC., a Georgia corporation (“CEI Newsprint”). Virginia Paper, McClatchy Newsprint and CEI Newsprint are sometimes individually herein referred to as a “Seller”, and are collectively referred to herein as the “Sellers”. Buyer, the Company, and each of the Sellers are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties”.

WHEREAS, the Sellers constitute all of the partners of the Company, and collectively own all of the outstanding Partnership Interests (as defined herein);

WHEREAS, the Company and its Subsidiaries are in the business of operating newsprint mills used in the production of newsprint, procuring fiber used in such operations and operating recycling facilities (the “Business”); and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which the Sellers will sell and assign to Buyer, and Buyer will purchase from the Sellers, all of the Partnership Interests on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth in this Agreement, and intending to be legally bound hereby, each Party hereby agrees:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following terms, as used in this Agreement, have the following meanings:

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by, or under common control with, such specified Person.

“Altamaha” means Altamaha Electric Membership Corporation.

“Altamaha Agreement” means the Agreement dated as of October 15, 1977 by and between Altamaha and the Company (formerly known as Southeast Paper Manufacturing Co.).

“Altamaha Group” means Altamaha and its officers, directors, employees, Affiliates, shareholders, agents and representatives.

“Brant Guarantee” means the guarantee made by Peter M. Brant of the obligations of Buyer in Section 8.3, in the form attached hereto as Exhibit 1.1(a).

“Business Day” means any day except Saturday, Sunday or any days on which banks are generally not open for business in Atlanta, Georgia.

“Buyer Fundamental Obligations” means the indemnification obligations of the Buyer described in Sections 9.2(b) and 9.2(c), provided that the Buyer Fundamental Obligations shall not include indemnification obligations of Buyer arising under Section 9.2(b) with respect to a breach by Buyer of a covenant of Buyer to be performed prior to the Closing.

“Buyer Fundamental Representations” means the representations or warranties of Buyer made in Section 5.1 (Organization), Section 5.2 (Authorization), Section 5.6 (Purchase for Investment; Accredited Investor) and Section 5.8 (Certain Fees).

“Buyer Indemnified Parties” means Buyer, and its Affiliates, and their respective officers, directors, employees, agents, trustees and representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

“Cash” means cash and cash equivalents.

“Change in Control Agreements” means the (a) Change in Control Agreement between the Company and Joseph R. Gorman, dated July 25, 2007, as amended by Amendment Number One dated October 17, 2007, (b) the Change in Control Agreement between the Company and Mark Klimko, dated July 25, 2007, as amended by Amendment Number One dated October 17, 2007, (c) the Change in Control Agreement between the Company and Mark J. Rawlings, dated July 25, 2007, as amended by Amendment Number One dated October 17, 2007, (d) the Change in Control Agreement between the Company and Thomas M. Hahn, dated July 25, 2007, as amended by Amendment Number One dated October 17, 2007, (e) the Change in Control Agreement between the Company and Peter I. Labella, dated July 25, 2007, as amended by Amendment Number One dated October 17, 2007, (f) the Change in Control Agreement between the Company and Randy B. Jones, dated July 25, 2007, as amended by Amendment Number One dated October 17, 2007 and (g) Change in Control Agreement between the Company and John R. Wells, dated July 25, 2007, as amended by Amendment Number One dated October 17, 2007.

“Claims Period” means the period during which a claim for indemnification may be asserted hereunder by an Indemnified Party.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time.

“Company Benefit Plan” means each Employee Benefit Plan to which the Company or any Subsidiary makes, or has any obligation to make, any contributions or with respect to which the Company or any Subsidiary has any other material liabilities.

“Company Collective Bargaining Agreement” means the Labor Agreement, dated April 1, 2002, by and between the Company and the Association of Western Pulp and Paper Workers.

“Company Industrial Revenue Bonds” means (a) the State of Oregon Economic Development Department Revenue Bonds Series 196, Series 197, Series 202 and Series 203 and (b) the Development Authority for Laurens County Tax Exempt Adjustable Mode Solid Waste Disposal Revenue Bonds, Series 1993 and Series 1997, Southeast Paper Manufacturing Co. Project.

“Company Intellectual Property” means any Intellectual Property that is owned by the Company or any Subsidiary, including the Company Software.

“Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by the Company or any Subsidiary.

“Company Software” means all Software owned by the Company or any Subsidiary.

“Confidentiality Agreement” means that certain confidentiality agreement, dated April 6, 2007, by and between the Company and White Birch Paper Company.

“Continued Employee” means each individual who is employed by the Company or any of its Subsidiaries at the close of business on the Closing Date (including those who are actively employed or on leave, disability or other absence from employment) and each individual who has a right to be re-employed by the Company or any Subsidiary under applicable Law or any Company or Subsidiary policy, in each case, whose terms of employment are not subject to a collective bargaining agreement.

“Contracts” means all agreements, contracts, leases, subleases, purchase orders, arrangements and legally enforceable commitments to which the Company or any Subsidiary is a party and is currently subject to or is currently bound.

“Credit Agreement” means the Second Amended and Restated Credit Agreement, between the Company, TD Securities (USA) LLC (f/k/a TD Securities (USA) Inc.), SunTrust Bank, U.S. Bank National Association and TD Texas, dated January 9, 2004, as amended by that certain First Amendment, dated April 19, 2005, as subsequently amended by that certain Second Amendment, dated December 13, 2005, as subsequently amended by that certain Third Amendment, dated October 11, 2007, as subsequently amended by that certain Fourth Amendment dated January 7, 2008.

“Credit Facilities” means the credit facilities contemplated by the Debt Financing Commitment.

“Current Assets” means the consolidated current assets of the Company and its Subsidiaries as of the Closing Date as further determined in accordance with the guidelines set forth on Schedule 1.1(a) and GAAP applied on a basis consistent with past practices, but excluding Cash; provided, however, that to the extent Schedule 1.1(a) is inconsistent with GAAP or past practices, GAAP shall control with respect to valuation of current assets and Schedule 1.1(a) shall govern which items are included as current assets.

“Current Liabilities” means the consolidated current liabilities of the Company and its Subsidiaries as of the Closing Date as further determined in accordance with the guidelines set forth on Schedule 1.1(a) and GAAP applied on a basis consistent with past practices, but excluding (a)(i) all intercompany indebtedness and (ii) the current portion of any Net Indebtedness subtracted from the Purchase Price pursuant to Section 2.2(b), (b) all of the Sellers’ Transactional Expenses and (c) any other amounts subtracted from the Purchase Price pursuant to Section 2.2(c) or any amounts otherwise required by this Agreement to be paid for by the Sellers; provided, however, that to the extent Schedule 1.1(a) is inconsistent with GAAP or past practices, GAAP shall control with respect to valuation of current liabilities and Schedule 1.1(a) shall govern which items are included as current liabilities.

“Debt Financing Commitment” means the financing commitment as in effect on the date hereof relating to the debt financing to be obtained by Buyer or any Affiliate of Buyer from GECC in connection with the transactions contemplated by this Agreement, a copy of which is attached hereto as Exhibit 5.5.

“Definitive Debt Financing Documents” means the definitive financing documents to be entered into by Buyer pursuant to the Debt Financing Commitment.

“Employee Benefit Plan” means, with respect to any Person, each plan or agreement to which such Person makes, or has an obligation to make, contributions or to which such Person has any liability providing for employee benefits or for the remuneration of the employees, former employees, directors, managers, officers, consultants, independent contractors, contingent workers or leased employees of such Person or the dependents of any of them (whether written or oral), including (a) each “welfare” plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA), (b) each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA), and (c) each equity-based compensation, vacation, severance, employment, change in control, retention, fringe benefit, bonus, incentive, and deferred compensation plan, agreement, program, policy, practice or arrangement.

“Environment” means surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, ambient air and indoor air and natural resources such as wetlands flora and fauna.

“Environmental Claim” means any administrative, regulatory or judicial action, suit, demand, demand letter, written claim, written notice of non-compliance or violation, notice of liability or potential liability, investigation, proceeding, order, decree, judgment, or consent agreement relating in any way to any Environmental Law, any Environmental Permit, or Hazardous Material, or arising from alleged injury, or threat to health, or the Environment, including (a) by any Governmental Authority for enforcement, compliance, cleanup, removal, response, remedial or other actions or damages and (b) by any Governmental Authority or third party for damages, contribution, indemnification, cost recovery, compensation or injunctive relief.

“Environmental Laws” means all U.S. federal, state and local Laws relating to pollution or to protection of human health, or the Environment, and/or use, handling, distribution, generation, transportation, storage, treatment, Release, recycling, disposal of or exposure to Hazardous Materials.

“Environmental Permits” means all licenses, approvals, authorizations, and identification numbers required under Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person (whether incorporated or unincorporated) that together with the Company would be deemed a “single employer” within the meaning of Section 414 of the Code.

“ERISA Affiliate Plan” means each Employee Benefit Plan to which an ERISA Affiliate makes, or has any obligation to make, any contributions or with respect to which an ERISA Affiliate has any other liabilities.

“Fixed Charge Coverage Ratio” shall have the meaning set forth in the Definitive Debt Financing Documents.

“GAAP” means generally accepted accounting principles in the United States as in effect on any applicable date.

“GECC” means General Electric Capital Corporation.

“Governmental Entity” means any federal, state, local or applicable non-U.S. government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency.

“Harmful Code” means any computer viruses, worms, time bombs, logic bombs, Trojan horses, trap doors, backdoors, undocumented passwords, protect codes or other malicious computer instructions, devices or techniques that can, or are designed to, threaten, assault, vandalize, subvert, disrupt, damage, slow down, disable or shutdown a computer system or any component of a computer system, including its security or user data.

“Hazardous Materials” means any material, waste, pollutant, contaminant, chemical, compound, mixture, constituent, substance, by-product, or process-intermediate product in any form, including petroleum or petroleum-derived substance or waste, asbestos and asbestos containing material, and polychlorinated biphenyls, regulated by or which can give rise to liability under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means (a) all indebtedness for borrowed money or for the deferred purchase price of property or services (including reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured), including the current portion of such indebtedness, (b) all obligations evidenced by notes, bonds or debentures and (c) all amounts paid by the Company or its Subsidiaries in connection with the termination as of the Closing Date of any interest rate hedging or swap agreements.

“Indemnified Party” means a Buyer Indemnified Party or Seller Indemnified Party.

“Intellectual Property” means any or all of the following and all rights, arising out of or in connection therewith: (a) all patents and applications therefor in any jurisdiction and all reissues, divisions, renewals, re-examinations, extensions, provisionals, continuations and continuations-in-part thereof, (b) all inventions (whether patentable or not), invention disclosures, improvements, Software, trade secrets, proprietary information, know-how, technology, designs, processes, methods, technical data and customer lists, and all documentation relating to any of the foregoing, (c) all works of authorship (whether copyrightable or not), all copyrights, copyright registrations and applications therefor, any renewals or extensions thereof, and all other rights corresponding thereto, (d) all industrial designs (whether patentable or not) and any registrations and applications therefor, (e) all Internet uniform resource locators, domain names, trade names, logos, slogans, designs, trade dress, trademarks and service marks and any registrations and applications for any of the foregoing in any jurisdiction, and (f) the right to sue for past infringement or misappropriation of Intellectual Property.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” with respect to the Company means all facts known by those employees of the Company listed on Schedule 1.1(b) on the date hereof.

“Law” means any applicable common law and any applicable statutes, laws, rules, codes, regulations, ordinances, orders, judgments, or decrees, of, or issued by, Governmental Entities.

“Licenses” means all licenses, permits (including construction and operation permits), franchises and certificates issued by any Governmental Entity.

“Liens” means, with respect to any property, (a) any mortgage, deed of trust, lien, pledge, encumbrance, claim, charge, hypothecation, security interest or encumbrance of any kind, or any arrangement to provide priority or preference or any filing of any financing statement under the UCC or any other similar notice of lien under any similar notice or recording statute of any Governmental Entity, including any easement, right-of-way or other encumbrance on title to Real Property, in each of the foregoing cases whether voluntary or imposed by law, and any agreement to give any of the foregoing;

(b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such property; and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

“Losses” means any claims, liabilities, obligations, damages, losses, costs (including any costs for investigation, responses and other corrective actions and monitoring under any Environmental Law), expenses, penalties, fines and judgments (at equity or at law, including statutory and common) and damages (including natural resource damages) whenever arising or incurred (including reasonable attorneys’ fees and expenses actually incurred, but not including any such fees or expenses in connection with investigating or pursuing any claim hereunder), but excluding punitive or exemplary damages not arising out of a Third Party Claim or lost profits or revenues. Any portion of any Loss attributable to consequential or indirect damages shall be limited to the actual economic loss of the Business of the Company and the Subsidiaries, excluding any loss of profits or revenue.

“Marketing Period” means the first period of 35 consecutive calendar days after the date on which Buyer or any Affiliate of Buyer has authorized release of the confidential information memorandum for use in the primary syndication of the debt Financing as contemplated under the Debt Financing Commitment; provided, however, that in any event the Marketing Period shall end on the earlier of (a) an earlier date that is the date on which the Financing is consummated, and (b) the Outside Date.

“Material Adverse Effect” means an effect that results in or causes or would reasonably be expected to result in or cause, a material adverse change in the condition (financial or otherwise), business, operations or property of the Company and its Subsidiaries, taken as a whole, other than events, changes, effects, conditions or circumstances resulting from or relating to: (a) economic or market conditions generally or in the newsprint industry in particular, (b) the announcement of the transactions contemplated by this Agreement, (c) (i) the execution of, compliance with the terms of, or the taking of any action required by this Agreement or (ii) the consummation of the transactions contemplated by this Agreement, (d) any change in accounting requirements or principles, or (e) changes in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; provided, however, that any effect that is cured prior to the Closing Date shall not be considered a Material Adverse Effect.

“Net Indebtedness” means an amount equal to the difference of (a) the Indebtedness of the Company and its Subsidiaries, provided that for purposes of determining “Net Indebtedness”, surety bonds, letters of credit and bankers acceptances in effect and outstanding as of the date hereof and as set forth on Schedule 1.1(c) plus additional surety bonds, letters of credit and bankers acceptances in an aggregate amount not to exceed 3% of surety bonds, letters of credit and bankers acceptances in effect and outstanding as of the date hereof, shall not be considered “Indebtedness” of the Company and its Subsidiaries unless the Company or any of its Subsidiaries in fact has current payment obligations with respect to any such items, minus (b) an amount equal to the sum of (i) all amounts paid to or otherwise payable to the Company or its Subsidiaries with respect to the termination of any interest rate hedging or swap agreements, plus (ii) the Cash of the Company and its Subsidiaries (after giving effect to the distributions contemplated by Section 6.13), in each case as of the Closing Date and as determined in accordance with the guidelines set forth on Schedule 1.1(a) and GAAP consistent with past practices; provided, however, that to the extent Schedule 1.1(a) is inconsistent with GAAP or past practices, GAAP shall control.

“Net Working Capital” means Current Assets minus Current Liabilities.

“Net Working Capital Target” means Net Working Capital in an amount equal to $43,900,000.

“Newberg Facility” means the real property, structures, equipment, buildings, fixtures and facilities, including the wastewater treatment system (including the primary clarifier, north lagoon, and south lagoon), landfills and other disposal areas, impoundments, sewer systems, tanks and related piping, located at 1301 Wynooski Street in Newberg, Yamhill County, Oregon.

“Ordinary Course” means the ordinary course of business of the Company and its Subsidiaries consistent with past practice.

“Parent Guarantees” means the guarantees made by (a) Media General, Inc. of the obligations of Virginia Paper hereunder, in form attached hereto as Exhibit 1.1(c), (b) The McClatchy Company of the obligations of McClatchy Newsprint hereunder, in form attached hereto as Exhibit 1.1(d), and (c) Cox Newspapers, Inc. of the obligations of CEI Newsprint hereunder, in form attached hereto as Exhibit 1.1(e).

“Partnership Agreement” means that certain Amended and Restated Partnership Agreement, dated November 1, 1987 among Virginia Paper, McClatchy Newsprint (f/k/a KR Newsprint Company, Inc.) and CEI Newsprint.

“Partnership Interest” means a share of the ownership interest of the Company, including a share of the profits and surplus of the Company.

“Permitted Liens” means (a) Liens imposed by law for ad valorem property Taxes not yet due and payable, (b) statutory Liens of landlords, (c) Liens of carriers, warehousemen, mechanics, materialmen, landlords, repairmen, and other Liens imposed by Law or Contract incurred in the Ordinary Course that are not overdue by more than 30 days or that are being properly contested if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor, (d) pledges and deposits made in the Ordinary Course in compliance with workers’ compensation, unemployment insurance and other social security Laws or regulations, (e) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety, indemnity and appeal bonds, performance and return-of-money and fiduciary bonds and other obligations of a like nature, in each case in the Ordinary Course, (f) easements, zoning restrictions, rights-of-way, licenses, covenants, conditions, minor defects, encroachments or irregularities in title and similar encumbrances on or affecting any Real Property that do not secure any monetary obligations and do not materially interfere with the ordinary conduct of the Business at any Real Property subject to such liens, (g) any (i) interest or title of a lessor or sublessor under any lease, (ii) restriction or encumbrance that the interest or title of such lessor or sublessor may be subject to or (iii) subordination of the interest of the lessee or sublessee under such lease to any restriction or encumbrance referred to in the preceding clause (ii), (h) Liens on goods held by suppliers arising in the Ordinary Course for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor and as long as such Lien remains unperfected, (i) with respect to any Real Property in which the Company or its Subsidiaries owns a leasehold estate, any defect or encumbrance caused by or arising out of the failure to record the lease or a memorandum thereof in the applicable real property records in the jurisdiction where such Real Property is located, (j) the effect of any moratorium, eminent domain or condemnation proceedings and (k) any Liens in the cash collateral contemplated by Section 6.20 or as otherwise provided in Section 6.20; provided that notwithstanding the foregoing, except for subsection (k) of this definition, the term “Permitted Liens” shall not include any Lien securing indebtedness for money borrowed by the Company or its Subsidiaries.

“Person” means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or other entity or any Governmental Entity.

“Pre-Closing Taxes” means (a) any and all liability for Taxes of the Company or any Subsidiary attributable to any Pre-Closing Period or the pre-Closing portion of any Straddle Period (determined in accordance with Section 6.8(c)), and (b) all other liabilities of the Company or any Subsidiary with respect to Taxes of another person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Tax law) as a transferee or successor, by contract or otherwise, as a result of any affiliation, merger, contractual arrangement or other event occurring at any time prior to the Closing.

“Pro Rata Percentage” means with respect to each Seller the percentage set forth opposite such Seller’s name on Exhibit 1.1(f).

“Registered Intellectual Property” means all (a) patents and patent applications (including provisional applications) in any jurisdiction, (b) registered trademarks and service marks and trade dress in any jurisdiction, applications to register trademarks and service marks and trade dress in any jurisdiction; intent-to-use applications, or other registrations or applications related to trademarks and service marks and trade dress in any jurisdiction, (c) registered copyrights and applications for copyright registration in any jurisdiction and (d) domain name registrations in any jurisdiction, and any renewals, extensions, revivals, continuations, continuations-in-part, reissues, or re-examinations of any of the foregoing.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping, disposing or migrating into or through the Environment, or any building, structure or facility.

“Retention Letters” means the (a) Retention Letter by the Company in favor of Mark Haser, dated October 17, 2007, (b) Retention Letter by the Company in favor of Ralph Simon, dated October 17, 2007, (c) Retention Letter by the Company in favor of Ken Li, dated October 17, 2007, (d) Retention Letter by the Company in favor of Scott Conant, dated October 17, 2007, (e) Retention Letter by the Company in favor of John Lucini, dated October 17, 2007 and (f) Retention Letter by the Company in favor of Robert Kramer, dated October 17, 2007.

“Seller Fundamental Obligations” means (a) the indemnification obligations of the Sellers described in Section 9.1(b)(ii), provided that the Seller Fundamental Obligations shall not include indemnification obligations of the Sellers arising under Section 9.1(b)(ii) with respect to a breach by the Sellers of a covenant of the Sellers to be performed prior to the Closing, and (b) the obligations of the Sellers described in Section 6.12(e) and Section 6.16(d).

“Seller Fundamental Representations” means (a) the representations or warranties of the Company made in Section 3.1 (Organization) (except the Seller Fundamental Representations shall not include the last two sentences of Section 3.1), Section 3.2 (Authorization), Section 3.3 (Capitalization) (except the Seller Fundamental Representations shall not include the last clause of Section 3.3 beginning with “…or to make any investment…”), Section 3.4 (Subsidiaries) and Section 3.21 (Certain Fees) and (b) the representations or warranties of each Seller made in Section 4.1 (Authorization) and Section 4.2 (Partnership Interest Ownership).

“Seller Indemnified Parties” means the Sellers and each of their respective Affiliates, each of their respective officers, directors, employees, agents, trustees and representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

“Sellers’ Transactional Expenses” means the legal, accounting, financial advisory and other third party advisory or consulting fees and expenses incurred by the Company, its Subsidiaries, or the Sellers, to the extent paid by the Company or its Subsidiaries, in connection with the transactions contemplated by this Agreement.

“SEP” means SEP Technology, LLC, a wholly-owned subsidiary of the Company.

“SERP” means the nonqualified, unfunded pension plan that provides supplemental retirement benefits and death benefits to executives and former executives or their beneficiaries, as the case may be, of the Company and its Subsidiaries in excess of those provided under the SP Newsprint Co. Pension Plan.

“Severance Pay Plan” means the SP Newsprint Co. Severance Pay Plan, dated September 11, 2007.

“Smurfit” means Smurfit Newsprint Corporation.

“Smurfit Asset Purchase Agreement” means the Asset Purchase Agreement between Smurfit and the Company (f/k/a Southeast Paper Manufacturing Company), dated September 21, 1999.

“Software” means all computer software programs, including all underlying source code and object code, together with any error corrections, updates, modifications, improvements or enhancements thereto, in both machine-readable form and human-readable form, including all comments and any procedural code.

“Software Enhancements” means modifications, improvements or derivative works of the Software created by or on behalf of the Company.

“SPRC” means SP Recycling Corp., a wholly owned subsidiary of the Company.

“Subsidiary” or “Subsidiaries” means the subsidiaries of the Company set forth on Schedule 3.4 and any and all corporations, partnerships, limited liability companies, joint ventures and other entities controlled by the Company directly or indirectly through one or more intermediaries.

“Taxes” means (a) all U.S. federal, state, local or non-U.S. taxes, assessments, charges, duties, fees, levies or other governmental charges (including interest, penalties or additions associated therewith), including income, franchise, real property, personal property, tangible, estimated, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, stamp, transfer, registration, sales, use, excise, gross receipts, value-added and all other taxes of any kind, whether disputed or not and (b) any amount described in clause (a) for which a person is liable (i) as a transferee or successor, (ii) under Treasury Regulation Section 1.1502-6 or any comparable provisions of U.S. state or local or non-U.S. tax Law, or (iii) by contract or otherwise.

“Tax Return” means any report, return, declaration, claim for refund or information return or statement or other information required to be supplied to a Governmental Entity in connection with Taxes (including those required on an estimated basis), including any schedule or attachment thereto and any amendment thereof.

“Treasury Regulations” means the Income Tax Regulations promulgated under the Code, as amended from time to time.

“UCC” means the Uniform Commercial Code.

“Unit Purchase Plan” means the SP Newsprint Co. 2003 Unit Plan.

“White Birch Paper Company Guarantee” means the guarantee made by White Birch Paper Company of the obligations of Buyer hereunder, in the form attached hereto as Exhibit 1.1(b).

Section 1.2 Other Definitions. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Altamaha Claim	6.16(a)
Base Purchase Price	2.2(a)
Business	Recitals
Buyer	Preamble
Buyer Losses	9.1
Buyer Termination Fee	8.3(a)
Buyer Termination Fee Expenses	8.3(a)
Cash Collateral Account	6.20
CEI Newsprint	Preamble
Closing	2.3
Closing Date	2.3
Closing Date Balance Sheet	2.6(c)
Company	Preamble
Company Contracts	3.13(a)
Consents	6.3(a)
Debt Financing Commitments	8.1(d)
Deferred Amounts	2.7(a)
Distributions	6.13
Draft Purchase Price Allocation	6.8(h)
Environmental Liabilities	9.8(g)(ii)
Estimated Closing Date Balance Sheet	2.6(b)
Estimated Net Working Capital	2.6(b)
Estimated Purchase Price Adjustment Schedule	2.6(b)
Estimated Working Capital Deficit	2.6(b)
Estimated Working Capital Surplus	2.6(b)
Final Net Working Capital	2.6(f)
Final Purchase Price Adjustment Schedule	2.6(e)
Financial Statements	3.6(a)
Financing	6.6(a)
Financing Documents	5.5
Indemnifiable Tax Liability	6.9(d)
Indemnifying Party	9.3(a)
Independent Accountant	2.6(d)
Interim Financial Statements	3.6(a)
Leased Real Property	3.9(b)
Leases	3.9(b)
Letters of Credit	2.7(i)

Term	Section
McClatchy Newsprint	Preamble
NEL	9.8(g)(i)
Net Working Capital Deficit	2.6(f)(ii)
Net Working Capital Surplus	2.6(f)(i)
New Financing Documents	6.11(c)
Newberg Environmental Liabilities	9.8(g)(i)
Newberg Threshold Amount	9.8(a)
Outside Date	8.1(d)
Owned Real Property	3.9(a)
Participating Sellers	2.7(a)
Parties	Preamble
Party	Preamble
Payment Agreements	2.7(i)
Payoff Letter	2.4(c)
Pre-Closing Periods	6.8(b)
Post-Closing Interest	6.9(a)
Purchase Price	2.2
Purchase Price Adjustment	2.6(a)
Purchase Price Adjustment Schedule	2.6(c)
Purchase Price Allocation	6.8(h)
Real Property	3.9(b)
Repaid Indebtedness	6.20
Representatives	6.1(m)
Required Information	6.6(a)
Reserve Account	2.7(a)
Retiree Medical Plan	6.12(d)
Retiree SERP Agreements	6.12(e)
Satisfaction Date	2.3
Securities Act	5.6
Seller(s)	Preamble
Seller Losses	9.2
Straddle Period	6.8(c)
Subsequent Financial Statements	3.6(b)
Suppliers	3.17
Tax Claim Notice	6.9(d)
Termination Date	8.1
Third Party Claim	9.3(a)
Threshold Amount	9.5(a)
Virginia Paper	Preamble
WARN Act	3.20(f)

Section 1.3 Construction.

(a) Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include”, “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the terms “day” and “days” mean and refer to calendar day(s), (vi) the terms “year” and “years” mean and refer to calendar year(s) and (vii) the terms “dollars”, “Dollars” and “$” shall mean lawful money of the United States of America.

(b) Unless otherwise set forth in this Agreement, references in this Agreement to any document, instrument or agreement (including this Agreement) (i) includes and incorporates all exhibits, schedules and other attachments thereto, (ii) includes all documents, instruments or agreements issued or executed in replacement thereof and (iii) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.

(c) This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.

(d) References in this Agreement to “the date of this Agreement”, “the execution of this Agreement”, or other similar terms, words or phrases shall be deemed to mean references to January 18, 2008. Similarly, temporal references such as “presently”, “currently”, “expected” or other similar terms, words or phrases shall be construed in relation to January 18, 2008. References in this Agreement to “the date hereof” shall be deemed to have the meaning that such phrase would have if this Agreement had been executed on January 18, 2008.

ARTICLE II

PURCHASE AND SALE

Section 2.1 The Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing, the Sellers will sell, transfer, assign and deliver, to Buyer, and Buyer will purchase and acquire from the Sellers, all of the Partnership Interests.

Section 2.2 Purchase Price.

The aggregate purchase price for all of the Partnership Interests (the “Purchase Price”) shall be an amount equal to:

(a) Three Hundred Fifty Million Dollars ($350,000,000) (the “Base Purchase Price”);

(b) minus Net Indebtedness;

(c) minus the aggregate amount of payments that are required to be paid at the Closing under Section 3 and Section 4 of the Change in Control Agreements; and

(d) plus or minus, as the case may be, any adjustments made to the Purchase Price pursuant to Section 2.6.

Section 2.3 Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall occur as promptly as practicable, and in any event no later than three Business Days from the date following the satisfaction or waiver of the conditions to the obligations of the parties set forth in Article VII (other than those conditions that by their nature are to be fulfilled at Closing, but subject to the satisfaction or waiver of such conditions) (the “Satisfaction Date”); provided that if the Marketing Period shall not have ended by the Satisfaction Date, the Closing shall occur on the date following the Satisfaction Date that is the earlier of (a) a date during the Marketing Period to be specified by Buyer on no less than three Business Days’ prior notice to the Company, (b) the final day of the Marketing Period, and (c) the Outside Date (as such date may be extended pursuant to Section 8.1(d)), or on such other date as the Parties may agree in writing. The date of the Closing shall be referred to herein as the “Closing Date”. The Closing shall take place at the offices of King & Spalding LLP located at 1180 Peachtree Street, N.E., Atlanta, Georgia 30309, at 10:00 a.m. Atlanta, Georgia time, or at such other place or at such other time as the Sellers, the Company and Buyer may agree in writing. For the avoidance of doubt, the Parties agree that the completion of the Marketing Period on or prior to the Outside Date shall not be a condition to Buyer’s obligation to consummate the transactions contemplated by this Agreement at the Closing.

Section 2.4 Deliveries by the Sellers. At the Closing, the Sellers will deliver, or cause to be delivered, to Buyer (unless delivered previously) the following:

(a) all appropriate instruments of assignment and transfer, duly executed by the Sellers, evidencing the transfer of the Partnership Interests to Buyer;

(b) resignations, effective as of the Closing, of the directors of the Company and each Subsidiary, except for such persons as shall have been designated in writing prior to the Closing by Buyer to the Sellers and the Company;

(c) a payoff letter (the “Payoff Letter”) in respect of the Credit Agreement in form and substance reasonably satisfactory to Buyer, pursuant to which the administrative agent under the Credit Agreement shall acknowledge, upon receipt of the amounts specified therein, the payment in full of all “Obligations” under the Loan Documents (as defined in the Credit Agreement) (other than obligations in respect of letters of credit, which shall be fully cash collateralized in accordance with Section 6.20, and indemnity obligations that survive termination of the Credit Agreement), termination of all credit commitments under the Credit Agreement and discharge of all Liens securing the obligations under the Loan Documents, except for any Liens in the Cash Collateral Account;

(d) copies of the form of notices (to the relevant trustees) of redemption of all Company Industrial Revenue Bonds at the earliest possible redemption dates permitted under the indentures governing such bonds, which notices shall be in form and substance reasonably satisfactory to Buyer and the relevant trustees;

(e) a certificate from an officer of the Company certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been fulfilled;

(f) a certificate from an officer of each Seller certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been fulfilled;

(g) other documents required to be delivered pursuant to Section 7.3;

(h) a certificate from each Seller to establish its non-foreign status in accordance with Treasury Regulation Section 1.1445-2(b)(2) and a properly executed copy of IRS Form W-9 from each Seller to establish its exemption from backup withholding; and

(i) the executed Parent Guarantees.

Section 2.5 Deliveries by Buyer.

(a) At the Closing, Buyer will deliver, or cause to be delivered, to the Sellers or the Participating Sellers, as applicable, the following:

(i) a certificate of an officer of Buyer certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been fulfilled;

(ii) the executed White Birch Paper Company Guarantee;

(iii) an executed Payment Agreement for each of the Participating Sellers; and

(iv) a Letter of Credit for each of the Participating Sellers.

(b) At the Closing, Buyer shall pay to each Seller, subject to Section 2.6(b) and Section 2.7, by wire transfer of immediately available funds to the account or accounts designated to Buyer in writing by the Sellers at least two Business Days prior to the Closing Date, an amount equal to the Purchase Price multiplied by such Seller’s Pro Rata Percentage as of the Closing.

(c) At the Closing, Buyer will (i) deposit into the Cash Collateral Account the amount specified in the Payoff Letter for such deposit into the Cash Collateral Account and (ii) pay the amount specified in the Payoff Letter for the payoff of the Credit Agreement (other than the amount to be deposited into the Cash Collateral Account as described in clause (i) above), by wire transfer of immediately available funds to the accounts specified in the Payoff Letter (which amounts and accounts shall have been designated in writing to Buyer at least two Business Days prior to the Closing Date). For the avoidance of doubt, the amounts so deposited or paid by Buyer shall be included in the amount of Net Indebtedness, and therefore reduce the Purchase Price.

(d) At the Closing, Buyer will pay the aggregate amount of payments required to be made at the Closing under Section 3 and Section 4 of the Change in Control Agreements by wire transfer of immediately available funds to an account or accounts designated by the Company in writing to Buyer at least two Business Days prior to the Closing Date.

Section 2.6 Adjustment to Purchase Price.

(a) The Purchase Price shall be increased or reduced as set forth in this Section 2.6. Any increase or decrease in the Purchase Price pursuant to this Section 2.6 shall be referred to as a “Purchase Price Adjustment”.

(b) At least three days prior to the Closing Date, the Sellers shall prepare and deliver to Buyer (i) an estimated consolidated balance sheet of the Company and its Subsidiaries as of the Closing Date (the “Estimated Closing Date Balance Sheet”), and (ii) a separate statement calculating the estimated Net Working Capital (subject to Section 2.6(g), the “Estimated Net Working Capital”) of the Company and its Subsidiaries based on the Estimated Closing Date Balance Sheet, and showing any calculations with respect to any proposed Purchase Price Adjustment (the “Estimated Purchase Price Adjustment Schedule”). The Sellers will permit, and will cause the Company and its Subsidiaries to permit, Buyer and its advisors and representatives reasonable access to the books, records and other documents pertaining to or used in connection with the preparation of the Estimated Closing Date Balance Sheet and the Estimated Purchase Price Adjustment Schedule. If the Estimated Net Working Capital is less than the Net Working Capital Target (the amount by which the Net Working Capital Target exceeds the Estimated Net Working Capital being referred to herein as the “Estimated Working Capital Deficit“), then the Purchase Price shall be decreased by an amount equal to the Estimated Working Capital Deficit. If the Estimated Net Working Capital is greater than the Net Working Capital Target (the amount by which the Estimated Net Working Capital exceeds the Net Working Capital Target being referred to herein as the “Estimated Working Capital Surplus“), then the Purchase Price shall be increased by an amount equal to the Estimated Working Capital Surplus.

(c) No later than 60 days after the Closing Date, Buyer shall prepare and deliver to each of the Sellers (i) a consolidated balance sheet of the Company and its Subsidiaries as of the Closing Date (the “Closing Date Balance Sheet”), and (ii) a separate statement calculating the Net Working Capital of the Company and its Subsidiaries based on the Closing Date Balance Sheet, and showing any calculations with respect to any proposed Purchase Price Adjustment (the “Purchase Price Adjustment Schedule”). Buyer will permit, and will cause the Company and its Subsidiaries to permit, the Sellers and their advisors and representatives complete and timely access to the books, records, properties, premises, work papers, personnel and other information of the Company and its Subsidiaries to permit the Sellers and their advisors to review the Closing Date Balance Sheet and the Purchase Price Adjustment Schedule or to address any dispute described in this Section 2.6.

(d) The Sellers shall, within 30 days following their receipt of the Closing Date Balance Sheet and the Purchase Price Adjustment Schedule, accept or reject the Purchase Price Adjustment submitted by Buyer. If any of the Sellers disagree with the Closing Date Balance Sheet, the Purchase Price Adjustment Schedule or any calculation thereon, they shall give written notice to Buyer of such disagreement and any reason therefor within such 30-day period. Should the Sellers fail to notify Buyer of a disagreement within such 30-day period, the Sellers shall be deemed to agree with Buyer’s calculation. In the event of such a dispute, the Sellers and Buyer shall attempt to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the Parties. If the Sellers and Buyer are unable to reach a resolution with such effect within 30 days after the receipt by Buyer of the Sellers’

written notice of dispute, the Parties shall submit the items remaining in dispute to the extent they are accounting matters for resolution to the New York, New York office of KPMG LLP (the “Independent Accountant”). The Independent Accountant shall act as an arbitrator and shall issue its report as to all matters in dispute (and only such matters) and the determination of the Purchase Price Adjustment within 30 days after such dispute is referred to the Independent Accountant. The Independent Accountant shall not have the power to modify or amend any term or provision of this Agreement. Buyer on the one hand, and the Sellers on the other hand, shall bear all costs and expenses incurred by them in connection with such arbitration, except that the fees and expenses of the Independent Accountant hereunder shall be borne by Buyer and the Sellers in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accountant that is unsuccessfully disputed by each such party (as finally determined by the Independent Accountant) bears to the total amount of such remaining disputed items so submitted. This provision for arbitration shall be specifically enforceable by the Parties and the decision of the Independent Accountant in accordance with the provisions hereof shall be final and binding with respect to the matters so arbitrated and there shall be no right of appeal therefrom.

(e) The Purchase Price Adjustment Schedule shall be deemed final (the “Final Purchase Price Adjustment Schedule”) for the purposes of this Section 2.6 upon the earliest of (i) the failure of the Sellers to notify Buyer of a dispute within 30 days of Buyer’s delivery of the Closing Balance Sheet and the Purchase Price Adjustment Schedule to the Sellers, (ii) the resolution of all disputes, pursuant to Section 2.6(d), by the Sellers and Buyer or (iii) the resolution of all disputes, pursuant to Section 2.6(d), by the Independent Accountant.

(f) Upon finalization of the Purchase Price Adjustment Schedule pursuant to Section 2.6(e), the following adjustments will be made based on the Net Working Capital as reflected in the Final Purchase Price Adjustment Schedule, subject to Section 2.6(g), the “Final Net Working Capital”):

(i) If the Estimated Net Working Capital minus the Final Net Working Capital is a negative number (such difference being the “Net Working Capital Surplus”), then the Purchase Price shall be adjusted upward from the Purchase Price as calculated at the Closing in an amount equal to the absolute value of the Net Working Capital Surplus and Buyer shall pay or caused to be paid, within three Business Days of the finalization of the Purchase Price Adjustment Schedule pursuant to Section 2.6(e), to each Seller, such Seller’s Pro Rata Percentage of the absolute value of the Net Working Capital Surplus by wire transfer in immediately available funds to one or more accounts designated by the Sellers; and

(ii) If the Estimated Net Working Capital minus the Final Net Working Capital is a positive number (such difference being the “Net Working Capital Deficit”), then the Purchase Price shall be adjusted downward from the Purchase Price as calculated at the Closing in an amount equal to the absolute value of the Net Working Capital Deficit and each Seller shall pay or caused to be paid, within three Business Days of the finalization of the Purchase Price Adjustment Schedule pursuant to Section 2.6(e), to Buyer, such Seller’s Pro Rata Percentage of the Net Working Capital Deficit by wire transfer in immediately available funds to the account reasonably designated by Buyer.

(g) Notwithstanding anything herein to the contrary, the Parties agree that (i) if the Estimated Net Working Capital is greater than or equal to $43,400,000 but less than or equal to $44,400,000, then the Estimated Net Working Capital shall be deemed to equal the Net Working Capital Target; and (ii) if the Final Net Working Capital is greater than or equal to $43,400,000 but less than or equal to $44,400,000, then the Final Net Working Capital shall be deemed to equal the Net Working Capital Target. The Net Working Capital Target includes a $2,000,000 reserve to allow for the increased cost being incurred as a result of moving the No. 2 Dublin Power Boiler and the Dublin Paper Mill Machine #2 shutdown to the April period after the Closing.

Section 2.7 Reserve Account; Payment Agreement.

(a) At the Closing, (i) Virginia Paper and McClatchy Newsprint (the “Participating Sellers”) shall each direct that $5,000,000 (the “Deferred Amounts”) of the Purchase Price otherwise payable to it at the Closing be paid directly into an account established with a financial institution specified by GECC, and reasonably acceptable to the Participating Sellers, and described in the Debt Financing Commitment as an “Investor Funded Debt Service Reserve Account” (each a “Reserve Account”) and (ii) Buyer shall cause Peter M. Brant to pay $5,000,000 in immediately available funds directly into a Reserve Account at the Closing.

(b) The Deferred Amounts will be invested in cash equivalents specified by GECC and reasonably acceptable to the Participating Sellers. The Participating Sellers will be entitled to receive periodic (monthly, unless the Participating Sellers otherwise agree) current payments of all interest on the Deferred Amounts held in the Reserve Accounts. No such interest shall be considered part of the Deferred Amounts.

(c) Buyer and the Participating Sellers agree that the Deferred Amounts may be applied only against principal and interest due under the Credit Facilities, provided that to the extent permitted under the Definitive Debt Financing Documents, (i) Buyer shall use unrestricted cash (including amounts available to be drawn under the revolving Credit Facilities) to pay principal and interest under the Credit Facilities prior to using or permitting to be used any of the amounts held in the Reserve Accounts, and (ii) Buyer shall use the proceeds from any sale of the Newberg Facility (other than those required to be used for mandatory prepayment of the Credit Facilities) to replenish the amounts held in the Reserve Accounts to the extent that the Reserve Accounts are not then fully funded; provided further that, to the extent that Buyer is permitted to do so under the terms of the Definitive Debt Financing Documents, Buyer shall use the proceeds of any sale of the Newberg Facility (other than as required to be used for mandatory prepayments of the Credit Facilities) to replace amounts held in the Reserve Accounts and make a distribution of the monies used to initially fund the “Investor Funded Debt Service Reserve Accounts” to Peter M. Brant and the Participating Sellers. Any amounts withdrawn from the Reserve Accounts for distribution to any of Peter M. Brant and the Participating Sellers or for application to the Credit Facilities shall be withdrawn from the Reserve Accounts on a pari passu basis and in pro rata amounts based on the initial funding amounts for the Reserve Accounts.

(d) Buyer agrees, and Buyer agrees to cause the Definitive Debt Financing Documents to provide, that the Reserve Accounts will be promptly released upon the delivery of audited financial statements, in the case of any period ending on the last day of the fiscal year, and unaudited financial statements for all other periods, that evidence that Buyer has achieved a Fixed Charge Coverage Ratio of at least 1.00 to 1.00 for any of the following periods and there is no Event of Default (as defined in such Definitive Debt Financing Documents) occurring at the time of such release: (i) the period from the Closing Date through December 31, 2008 (treated as a single period), or (ii) any period of four consecutive fiscal quarters (in each case treated as a single period) ending on or after March 31, 2009.

(e) Buyer agrees that from and after the Closing capital expenditures for the Company will be based on an annual budget of $7,500,000 for any fiscal year, but in no event shall exceed (i) $2,500,000 in any fiscal quarter (subject to a carry-forward of unused amounts applicable for the then-current fiscal year), or (ii) $10,000,000 in any fiscal year.

(f) At such time as funds in the Reserve Accounts are to be released as provided in the Definitive Debt Financing Documents, the total funds held in the Reserve Accounts shall be payable to the Participating Sellers and Peter M. Brant on a pari passu basis, provided that to the extent that each of the Participating Sellers have previously been paid the entire amounts of the Deferred Amounts, all such funds shall be payable to Peter M. Brant.

(g) Buyer shall take all necessary action to cause the Definitive Debt Financing Documents to contain terms that include and are consistent with the provisions of this Section 2.7.

(h) For purposes of clarification, the Participating Sellers, Buyer and the Company each acknowledge and agree that (i) the amounts deposited into the Reserve Accounts at the direction of the Participating Sellers represent a portion of the purchase price for the Company and shall not constitute a capital contribution or any ownership or equity interest of the Participating Sellers in Buyer or the Company, (ii) no Buyer Indemnified Party shall have any right, title or interest in such amounts or any claim against such amounts to satisfy any obligation owing or claimed to be owing to a Buyer Indemnified Party pursuant to this Agreement, (iii) the Reserve Accounts may only be disbursed in accordance with the terms of this Section 2.7 and in accordance with the Definitive Debt Financing Documents, and (iv) neither of the Participating Sellers shall have any obligation at any time to cause any other or additional funds to be paid into the Reserve Accounts, regardless of any amounts that may subsequently be withdrawn from such Reserve Accounts. The Parties agree that no Buyer Indemnified Party may set-off any claim under this Agreement against the Deferred Amounts (or any interest or other investment return thereon) to satisfy any obligation owing or claimed to be owing to a Buyer Indemnified Party pursuant to this Agreement.

(i) Buyer agrees to cause Peter M. Brant to execute and deliver a deferred amount payment agreement in the form of Exhibit 2.7(i)(A) (the “Payment Agreements”) to each of the Participating Sellers at the Closing. All obligations under each Payment Agreement shall be supported in their entirety by irrevocable standby letters of credit in each case in a stated amount of $5,000,000 issued to each of the Participating Sellers, as applicable, in the form of Exhibit 2.7(i)(B) attached hereto (the “Letters of Credit”), together with such changes as may be requested by the issuing bank to conform to its customary form (provided that no such changes are adverse to the interests of the Participating Sellers) or as may otherwise be agreed to by the

Participating Sellers, by a financial institution acceptable to the Participating Sellers. The Letters of Credit shall have an expiration date not earlier than the 30th day following the second anniversary of the Closing. The Participating Sellers agree that they shall have no recourse to Buyer, the Company or its Subsidiaries for payment of the obligations arising under the Payment Agreements or the Letters of Credit.

(j) The failure of Buyer or any other party (other than the Participating Sellers) to enter into the agreements and arrangements referenced in this Section 2.7, including the failure of Peter M. Brant to execute and deliver the Payment Agreements or to deliver the Letters of Credit, (i) shall not affect Buyer’s obligations to consummate the transactions contemplated by this Agreement, and (ii) shall constitute a material breach by Buyer for purposes of this Agreement (including Sections 7.2, 8.1(c) and 8.3(a) of this Agreement). Buyer and the Participating Sellers acknowledge and agree that GECC shall have no liability, including with respect to the Buyer Termination Fee, in the event the agreements and arrangements described in this Section 2.7 are not executed or consummated.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the terms, conditions and limitations set forth in this Agreement, the Company hereby represents and warrants to Buyer as of the date of this Agreement as follows:

Section 3.1 Organization. The Company is a general partnership and its Subsidiaries are corporations or limited liability companies, in each case duly organized, validly existing and in good standing under the Laws of their respective jurisdictions of organization, and the Company and each Subsidiary has all requisite general partnership, corporate or limited liability company power and authority to own, lease and operate their respective properties and to carry on in all material respects their respective businesses as conducted on the date hereof. The Company and each Subsidiary is duly qualified or registered as a foreign partnership, corporation or limited liability company, as the case may be, to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not, individually or in the aggregate, have a Material Adverse Effect. Schedule 3.1 contains a true and correct list of the jurisdictions in which the Company and each Subsidiary is qualified or registered to do business as a foreign partnership, corporation or limited liability company.

Section 3.2 Authorization. The Company has the requisite general partnership power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company and constitutes, when duly executed by all Parties and delivered by the Company, the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 3.3 Capitalization. The Sellers constitute all of the partners of the Company and the Partnership Interests constitute all of the outstanding equity ownership interests of the Company. Other than the Partnership Interests set forth on Schedule 3.3, there are no outstanding equity interests in the Company. Except as set forth on Schedule 3.3, there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued equity interests of the Company or obligating the Company to issue or sell any units of equity ownership, or any other interest in, the Company. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests of the Company or to make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

Section 3.4 Subsidiaries. Schedule 3.4 sets forth a true and complete list of all Subsidiaries, listing for each Subsidiary its name, type of entity, the jurisdiction and date of its incorporation or organization, its authorized capital stock, the number and type of its issued and outstanding shares of capital stock and the current ownership of such shares. Each of the Subsidiaries is directly or indirectly wholly owned by the Company. SEP is a Subsidiary of the Company that does not currently conduct any business.

Section 3.5 Consents and Approvals; No Violations. Except as set forth on Schedule 3.5 and for applicable requirements of the HSR Act, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (a) conflict with or result in any breach of any provision of the Partnership Agreement of the Company or the articles of incorporation, bylaws or similar governing documents of any Subsidiary; (b) require any filing with, or the obtaining of, any permit, authorization, consent or approval of, any Governmental Entity; (c) violate, conflict with or result in a default under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or Company Contract; or (d) violate any Law, injunction or decree applicable to the Company or any Subsidiary; excluding from the foregoing clauses (b), (c) and (d) such requirements, violations, conflicts, defaults or rights (i) which would not have a Material Adverse Effect and would not materially and adversely affect the ability of the Company to consummate the transactions contemplated by this Agreement, or (ii) which become applicable as a result of the business or activities in which Buyer is or proposes to be engaged or as a result of any acts or omissions by, or the status of or any facts pertaining to, Buyer.

Section 3.6 Financial Statements.

(a) Copies of the audited consolidated balance sheet of the Company and its Subsidiaries for the fiscal year ended December 31, 2006, and the related audited consolidated statements of operations, partners’ capital and cash flows of the Company and its Subsidiaries, together with all related notes and schedules thereto, accompanied by the reports thereon of the Company’s independent auditors (collectively referred to as the “Financial Statements”) and the unaudited consolidated balance sheet of the Company and its Subsidiaries dated as of December 2, 2007, and the related consolidated statements of operations and cash flows of the Company and its Subsidiaries for the 11-month period then ended (collectively referred to as the “Interim Financial Statements”) are attached hereto as Schedule 3.6(a).

(b) Except as set forth on Schedule 3.6(b), each of the Financial Statements and the Interim Financial Statements and the subsequently delivered financial statements under Section 6.6(a)(v) (the “Subsequent Financial Statements”) (i) has been or will be prepared in accordance with GAAP (except the Interim Financial Statements and the Subsequent Financial Statements are subject to normal year-end adjustments and do not contain footnotes and other presentation items and except as expressly noted therein; provided, however, that the Interim Financial Statements and the Subsequent Financial Statements shall reflect all necessary material interim accruals) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly presents, or will fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of the Interim Financial Statements and the Subsequent Financial Statements, to normal and recurring year-end adjustments and the absence of notes.

(c) All accounts receivable (including intercompany and unbilled accounts receivable) reflected in the Financial Statements or recorded on the books of the Company or the Subsidiaries arose from, and the accounts receivable existing as of the Closing Date will have arisen from, bona fide transactions entered into in the Ordinary Course, and to the Knowledge of the Company constitute or will constitute, as the case may be, valid claims of the Company or its Subsidiaries not subject to valid claims of setoff or other valid defenses or valid counterclaims other than normal cash discounts, returns, chargebacks, rebates and other adjustments in the Ordinary Course.

Section 3.7 No Undisclosed Liabilities. Except as disclosed on Schedule 3.7, the Company and its Subsidiaries do not have any liabilities required to be shown in the Interim Financial Statements in accordance with GAAP that are not shown, except (a) to the extent reflected in the most recent balance sheet included in the Interim Financial Statements, (b) those liabilities shown in or arising under this Agreement, (c) those liabilities incurred in the Ordinary Course since the date of the most recent balance sheet included in the Interim Financial Statements, (d) those liabilities not required under GAAP to be reflected in the Interim Financial Statements, (e) as of the Closing Date, those liabilities arising from actions not in violation of Section 6.1, and (f) liabilities and obligations that would not (singly or in the aggregate) have a Material Adverse Effect.

Section 3.8 Absence of Certain Changes. To the Knowledge of the Company, except as set forth on Schedule 3.8, since December 2, 2007 and through the date hereof:

(a) the Company and its Subsidiaries have conducted the Business in all material respects in the Ordinary Course;

(b) there has been no Material Adverse Effect nor any event which would reasonably be expected to result in a Material Adverse Effect;

(c) neither the Company nor any Subsidiary has increased the compensation payable or to become payable by the Company or any Subsidiary to any officer, employee or agent of the Company or any Subsidiary;

(d) there has been no casualty, loss, damage or destruction (whether or not covered by insurance) of any property that is material to the Company or any Subsidiary; and

(e) there has been no material change in the financial or Tax accounting methods or practices of the Company or any Subsidiary or any change in depreciation or amortization policies or rates theretofore adopted by the Company or any Subsidiary.

Section 3.9 Real Property.

(a) Schedule 3.9(a) sets forth a complete and accurate list of the real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”). Except as set forth on Schedule 3.9(a), the Company or the applicable Subsidiary owns good fee title in the Owned Real Property, free and clear of any Liens, other than Permitted Liens.

(b) Schedule 3.9(b) sets forth a complete and accurate list of all real property leased to or by the Company or any of its Subsidiaries (the “Leased Real Property”; together with the Owned Real Property, the “Real Property”) and all leases, subleases, licenses and other agreements by which the Leased Real Property was leased to or by the Company or any of its Subsidiaries (“Leases”), including the name of the landlord and tenant. The Leased Real Property and Leases are separately categorized and listed on Schedule 3.9(b) based upon whether the Company or any of its Subsidiaries is ultimately the landlord or tenant pursuant to the Leases.

(c) Except as set forth on Schedule 3.9(c), all Leases are in full force and effect and constitute legal, valid and binding obligations of the respective parties thereto enforceable in accordance with their terms, except as such enforcement may be limited by general equitable principals or by applicable bankruptcy, insolvency, moratorium or similar laws and judicial decisions from time to time in effect which affect creditors’ rights generally, and grant the leasehold estates they purport to grant free and clear of all Liens whatsoever, except Permitted Liens. Except as set forth on Schedule 3.9(c), to the Knowledge of the Company, there is not under any Leases any existing or claimed default, event of default or event which with notice or lapse of time or both would constitute an event of default, including the consummation of the transactions contemplated by this Agreement. To the Knowledge of the Company, the Real Property is zoned for the various purposes for which such real estate is currently being used by the Company or its Subsidiaries. Except as set forth on Schedule 3.9(c)(i), to the Knowledge of the Company, no written notice from any Governmental Authority has been served upon, or received by, the Company or any of its Subsidiaries claiming any violation of any Law or requiring any substantial work, repairs, construction, alteration or installation on or in connection with the Real Property that has not been complied with. Except as set forth on Schedule 3.9(c)(ii), rental and/or license payments owing under the Leases have been collected by the Company or any of its Subsidiaries in the Ordinary Course, all rental or license payments owing to the Company as landlord under such Leases have been collected by the Company or any of its Subsidiaries in the Ordinary Course.

(d) Except in the Ordinary Course or as set forth on Schedule 3.9(d), there are no condemnation or appropriation or similar proceedings pending, or to the Knowledge of the Company, threatened against any of the Company Real Property or the improvements thereon.

As of the date hereof, all applicable permits, licenses and other evidences of compliance that are required for the occupancy, operation and use of the Owned Real Property have been obtained and complied with, except where the failure so to so obtain or comply would not have a Material Adverse Effect.

(e) Notwithstanding the foregoing, the representations and warranties in this Section 3.9 shall not be deemed to apply to Environmental Laws or labor and employment Laws, which are addressed by representations and warranties in Sections 3.15, 3.19 and 3.20 respectively.

Section 3.10 Intellectual Property.

(a) Schedule 3.10(a) contains a true and complete list of all Company Registered Intellectual Property, including registration numbers and application numbers, and the jurisdictions where each is registered, and all Intellectual Property licensed to the Company and used in connection with the Business.

(b) Except as set forth on Schedule 3.10(b), the Company or the applicable Subsidiary has good and valid title to or possesses the rights to use as currently used in the Business the material Company Intellectual Property, free and clear of all Liens, other than Permitted Liens, and has paid all material maintenance fees, renewals or expenses related to such material Company Intellectual Property. On the date hereof, all material Company Registered Intellectual Property is appropriately registered in the name of the Company or the applicable Subsidiary and, to the Knowledge of the Company, is valid, subsisting and enforceable. At Closing, Buyer will acquire good and valid title to all material Company Intellectual Property free and clear of all Liens, other than Permitted Liens and such Liens arising as a result of any action or inaction by Buyer, its Affiliates or their respective representatives.

(c) Except as described on Schedule 3.10(c), and except as otherwise would not have a Material Adverse Effect, the Company or the applicable Subsidiary has sufficient rights to exploit the Company Intellectual Property as currently used in the Business and currently anticipated to be used, including sole and exclusive rights to use, execute, reproduce, display, perform, modify, enhance, distribute, prepare derivative works of, license and transfer the material Company Intellectual Property and has not granted any options or licenses relating to the material Company Intellectual Property.

(d) To the Knowledge of the Company, except as set forth on Schedule 3.10(d), neither the use of the material Company Intellectual Property nor the conduct of the Business in the Ordinary Course, misappropriates, infringes upon, dilutes or conflicts with or otherwise violates any material Intellectual Property rights of any third party in any material respect. Except as set forth on Schedule 3.10(d), no party has filed a written claim (or, to the Knowledge of the Company, threatened to file a claim) during the 36-month period prior to the Closing Date against the Company or any Subsidiary alleging that it has violated, infringed on or otherwise improperly used the material Intellectual Property rights of such party.

(e) To the Knowledge of the Company, the Business as presently conducted in the Ordinary Course does not require or use any Intellectual Property rights not owned by or licensed to the Company.

(f) To the Knowledge of the Company, the Company Software does not contain any Harmful Code.

(g) To the Knowledge of the Company, any employees and/or independent contractors who substantially contributed to authoring/inventing material Company Software have either signed agreements assigning their rights to such authored materials or inventions to the Company or acknowledged their obligations to assign their inventions related to material Company Software to the Company.

(h) The Company has taken all commercially reasonable precautions to protect the secrecy, confidentiality and value of its trade secrets, and, to the Knowledge of the Company, such trade secrets are not part of the public knowledge and have not been used, divulged or appropriated for the benefit of any Person or to the detriment of the Company.

Section 3.11 Litigation. Except as set forth on Schedule 3.11, as of the date hereof, there is no action, suit or proceeding pending or, to the Knowledge of the Company, threatened, against the Company or any Subsidiary by or before any Governmental Entity, other than those that would not have a Material Adverse Effect. Except as set forth on Schedule 3.11, as of the date of this Agreement, neither the Company nor any Subsidiary is subject to any outstanding order, writ, judgment, award, injunction or decree of any Governmental Entity of competent jurisdiction or any arbitrator or arbitrators, other than those that would not have a Material Adverse Effect.

Section 3.12 Compliance with Applicable Law. Except as set forth on Schedule 3.12, as of the date hereof, the Company and each Subsidiary is in compliance with all applicable Laws, except where the results of any such noncompliance would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Company nor any Subsidiary has received any written notice from any Governmental Entity during the past three years regarding any actual, alleged or potential violation of Law, or any actual, alleged or potential obligation of the Company to undertake or bear all or any portion of the cost of any remedial action under any Law. Notwithstanding the foregoing, nothing in this Section 3.12 shall be deemed to apply to Tax Laws, Environmental Laws or labor and employment Laws (other than the Federal Occupational Safety and Health Act and similar state laws), which are exclusively addressed by Sections 3.14, 3.15, 3.19 and 3.20 respectively.

Section 3.13 Company Contracts.

(a) Schedule 3.13(a) sets forth a true, correct and complete list of the following Contracts to which either the Company or its Subsidiaries is a party and is currently subject, by which either the Company, its Subsidiaries or any property of any thereof is currently subject, or by which either the Company or its Subsidiaries is otherwise bound (the “Company Contracts”) (other than the Company Benefit Plans set forth on Schedule 3.19(a)):

(i) all Contracts (excluding work orders, purchase orders and credit applications) with suppliers under which the Company and its Subsidiaries (together, as applicable, with respect to any Contract) make payments in excess of $500,000 on an annual basis;

(ii) all Contracts for capital expenditures in excess of $500,000;

(iii) all Contracts not entered into in the Ordinary Course that involve payments to or receipts from the Company or any Subsidiary, collectively, in excess of $100,000 on an annual basis;

(iv) any agreement for the employment of any employee employed by the Company or any Subsidiary that is not terminable-at-will, or with respect to the equity compensation of any employee employed by the Company or any Subsidiary, and any change in control, retention, or transaction bonus agreement with any employee employed by the Company or any Subsidiary;

(v) all bonds, debentures, notes, loans, credit or loan agreements or loan commitments, mortgages, indentures, guarantees or other Contracts relating to the borrowing of money;

(vi) all leases, rental or occupancy agreements relating to the Leased Real Property or the Owned Real Property or other Contracts affecting the ownership of, leasing of, title to, use of, or any leasehold in any properties or assets (whether real, personal or mixed, tangible or intangible) of the Company or its Subsidiaries involving an annual commitment or payment of more than $100,000 individually by the Company or any Subsidiary;

(vii) all Contracts that provide for an increased payment or benefit, or accelerated vesting, upon the execution of this Agreement or the Closing or in connection with the transactions contemplated hereby (other than a Company Benefit Plan);

(viii) all joint venture or partnership Contracts, cooperative agreements and all other Contracts providing for the sharing of any profits, losses, costs or liabilities;

(ix) all Contracts containing covenants that in any way purport to restrict the business activity of the Company or any Subsidiary, or limits the freedom of the Company or any Subsidiary to engage in any line of business or to compete with any Person;

(x) all collective bargaining agreements and other Contracts to or with any labor union or other employee representative of a group of employees; and

(xi) all Contracts (excluding work orders and purchase orders) that individually involve payments to or from the Company or any Subsidiary, collectively, in excess of $500,000 on an annual basis.

(b) Except as set forth on Schedule 3.13(b), all Company Contracts are in full force and effect in all material respects and, assuming the due authorization, execution and delivery by any other party thereto, are currently enforceable in all material respects against the Company or its Subsidiaries, as applicable, and to the Knowledge of the Company, as of the Closing will be, if not previously terminated or expired, enforceable in all material respects against the other party thereto in accordance with the express terms thereof, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity, except for such failures to be in full force and effect or to be enforceable against third parties that would not have a Material Adverse Effect. There does not exist under any Company Contract any event of default or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder as of the date hereof (i) on the part of the Company or any Subsidiary, or (ii) to the Knowledge of the Company, on the part of any counter-party to a Company Contract, except as set forth on Schedule 3.13(b) and except for such violations, breaches, defaults, events or conditions that would not have a Material Adverse Effect.

Section 3.14 Tax Returns; Taxes.

(a) Except as otherwise disclosed on Schedule 3.14(a): (i) the Company and each Subsidiary has timely filed all material Tax Returns required to be filed by it; (ii) all such Tax Returns are true, correct and complete in all material respects; (iii) all (A) Taxes of the Company or any Subsidiary that are shown as due on such Tax Returns and (B) material Taxes of the Company or any Subsidiary (1) otherwise due and payable or (2) claimed or asserted by any taxing authority to be due, have been paid, except for those Taxes being contested in good faith and for which adequate reserves have been made in accordance with GAAP, and the Company and each Subsidiary has fully accrued (in accordance with GAAP) all Taxes not yet due and payable; (iv) there are no Liens for any Taxes upon the assets of the Company or any Subsidiary (other than Liens for ad valorem property Taxes not yet due and payable); (v) neither the Company nor any Subsidiary is currently under examination or audit, or is the subject of a pending or, to the Company’s Knowledge, threatened examination or audit, by the IRS or any other taxing authority and there are no current, proposed or, to the Company’s Knowledge, threatened Tax claims, deficiencies or assessments against the Company or any Subsidiary; (vi) neither the Company nor any Subsidiary has agreed to or is required to make any adjustment under Section 481 of the Code that would affect such entity with respect to any taxable period (or portion thereof) beginning after the Closing, (vii) none of the assets is (A) property which any Seller, Buyer, any Subsidiary or any of their respective Affiliates is or will be required to treat as owned by another person pursuant to the provisions of Section 168(f) of the Internal Revenue Code of 1954 (as in effect immediately prior to the Tax Reform Act of 1986), (B) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code, (C) property used predominately outside the United States within the meaning of Proposed Treasury Regulation Section 1.168-2(g)(5), or (D) “tax-exempt bond financed property” within the meaning of Section 168(g)(5) of the Code; (viii) neither the Company nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency or the collection of any Taxes; (ix) the Company and each Subsidiary has withheld and paid over to the relevant taxing authority all material Taxes required to have been withheld and paid in connection with payments to employees, independent contractors, creditors, shareholders or other third parties; (x) neither the Company nor any Subsidiary is a party to or bound by any tax allocation, indemnification, sharing or similar agreement or any other agreement under which such entity is actually or potentially liable for any Taxes of any other Person; (xi) no closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Tax law), private letter ruling, technical advice memorandum or similar agreement or ruling has been entered into by or with respect to the Company or any Subsidiary, or has been issued to or in respect of the Company or any Subsidiary; (xii) the

Company is a partnership for federal income tax purposes and all applicable state and local income tax purposes, is not taxable as a corporation pursuant to Section 7704 or any other provision of the Code (or any similar provision of U.S. state or local law) and has not made an election under Section 7701 of the Code or the Treasury Regulations promulgated thereunder (or any similar provision of U.S. state or local law) to be taxed as a corporation; (xiii) at all times from its inception through the Closing Date, SEP has been properly treated as a disregarded entity for U.S. federal income tax and all applicable state and local income tax purposes; (xiv) none of the Sellers is a “foreign person” for purposes of Section 1445 of the Code; (xv) neither the Company nor any Subsidiary has entered into, or otherwise participated (directly or indirectly) in, any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or received a written opinion from a tax advisor that was intended to provide protection against a tax penalty; (xvi) there is no outstanding power of attorney with respect to any Tax matter of the Company or any of its Subsidiaries and (xvii) neither the Company nor any Subsidiary has any actual or potential liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(b) The Company has made available to Buyer true, correct and complete copies of all federal, state, local and foreign income Tax Returns filed by the Company and its Subsidiaries for taxable years ended after 2003 and for any taxable years ended prior to 2003 that have not closed.

Section 3.15 Environmental Matters.

(a) Except as set forth on Schedule 3.15(a) or except for those matters which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect:

(i) the Company and each Subsidiary, the Business, their operations, the Real Property and their other assets are in compliance with applicable Environmental Laws as of the date hereof;

(ii) the Company and each Subsidiary has obtained and is in compliance with all Environmental Permits required by applicable Environmental Laws for the Business, their operations, the Real Property and their other assets, and each such Environmental Permit is in full force and effect, and neither the Company nor any of its Subsidiaries has been advised by any Governmental Authority of any change in the status or terms and conditions of any such Environmental Permit;

(iii) there are no Environmental Claims pending, and, to the Knowledge of the Company, none are threatened, against or involving the Company or any Subsidiary, and neither the Company nor any Subsidiary has received notice of any Environmental Claim;

(iv) neither the Company nor any Subsidiary is conducting or paying, in whole or in part, for any investigation, response or other corrective action under any Environmental Law at any location or facility;

(v) neither the Company nor any Subsidiary has entered into or agreed to, or is otherwise subject to, any order, decree, judgment or agreement relating to any Environmental Law, including any order, decree, judgment or agreement relating to the investigation or remediation of Hazardous Materials thereunder;

(vi) there has been no Release of Hazardous Materials at, on, under or from any Real Property or any facilities located thereon, or any other property or facility previously owned, operated or leased by the Company or any Subsidiary, which would reasonably be expected to result in a violation of or liability under any Environmental Law;

(vii) there are no underground storage tanks, including any piping associated with such underground storage tanks, at, on or under the Real Property or any facility located thereon;

(viii) there are no surface impoundments, landfills or other disposal areas at, on or under the Real Property;

(ix) neither the Company nor any Subsidiary has retained or assumed, either contractually or by operation of law, any liabilities or obligations that would reasonably be expected to form the basis for an Environmental Claim against the Company or any Subsidiary; and

(x) no Hazardous Material has been transported or disposed of from the Real Property or any facility located thereon in violation of or in a manner or at a location that would reasonably be expected to result in liability under any Environmental Law.

(b) The Company and each of the Subsidiaries has provided Buyer with all material: (x) assessments, audits, and reports which relate to compliance by the Company or any Subsidiary with, or actual or potential liability of the Company or any Subsidiary under any Environmental Laws; and (y) data in its possession or under its control relating to Releases of Hazardous Materials at, on, under or emanating from any of the Real Property and all facilities located thereat, or any other property or facility previously owned, operated or leased by the Company or any Subsidiary.

Section 3.16 Licenses and Permits. Schedule 3.16 is a true, correct and complete list of all material Licenses held by the Company and each Subsidiary. Each of the Company and its Subsidiaries own or possess all Licenses that are necessary to enable it to carry on their respective operations as presently conducted, except, in each case, where the failure to have a particular License would not materially interfere with the business operations of the Company and its Subsidiaries. Such Licenses are in full force and effect, and each of the Company and its Subsidiaries is in material compliance with the terms of each License applicable to it. Neither the Company nor any of its Subsidiaries has received any notice of noncompliance or of a judgment, consent decree, order, judicial or administrative actions that would reasonably be expected to materially and adversely affect the Business, the Company or any of its Subsidiaries.

Section 3.17 Suppliers. Schedule 3.17 sets forth true, correct and complete lists of the ten (10) largest suppliers and vendors (“Suppliers”) to each of the Company, SPRC and each newsprint mill of the Company (based on amounts paid by or on behalf of the Company, SPRC or such newsprint mill to such suppliers and vendors for the 12-month period ended September 30, 2007), together with the dollar volume of the purchases made from such Suppliers during such period. Except as set forth in Schedule 3.17, as of the date hereof, none of the Suppliers has given written notice of cancellation or otherwise terminated, or threatened in writing to cancel or otherwise terminate its relationship with the Company or SPRC, as applicable. As of the date hereof, no Supplier has notified the Company or any Subsidiary in writing of its intention to decrease or materially limit the services, supplies or materials sold or furnished to Company or such Subsidiary where such action would have a Material Adverse Effect.

Section 3.18 Insurance.

(a) The Company and its Subsidiaries maintain policies of insurance covering such risks, in such amounts and with such deductibles and exclusions as are reasonable for the Company and its Subsidiaries, as determined by the Company in its reasonable business judgment. All such policies are in full force and effect, all premiums that are due and payable with respect thereto have been paid, and no notice of material increase in premiums, denial of coverage (or defense of any claim under reservation of rights), cancellation or termination has been received with respect to any of such policies. During the last three years, the Company has not been refused any insurance, nor has its coverage been reduced by any insurance carrier.

(b) The Company has delivered to Buyer:

(i) accurate and complete copies of (A) all policies of insurance (and material correspondence relating to coverage thereunder) to which the Company is a party for the period of October 1, 2006 through September 30, 2007 and (B) to the extent available, all policies of insurance (and material correspondence relating to coverage thereunder) to which the Company is a party for the period of October 1, 2007 through September 30, 2008); and

(ii) accurate and complete copies of all pending applications by the Company for policies of insurance.

(c) Except as set forth in Schedule 3.18(c), the Company has given notice to the insurer of all existing claims in excess of $500,000 of which the Company believes to be insured thereby.

Section 3.19 Company Benefit Plans.

(a) As of the date hereof, Schedule 3.19(a) contains a true, correct and complete list of each Company Benefit Plan. True and correct copies of the following have been supplied, or made available, to Buyer: (i) all written Company Benefit Plans, including any amendments thereto, (ii) an accurate description of the material provisions of any Company Benefit Plan which is not in written form, as in effect on the date hereof, (iii) the most recent determination letter received from the IRS regarding any Company Benefit Plan (where applicable), (iv) the most recent Form 5500 for the Company Benefit Plans (where required by applicable law to be filed with the IRS), and (v) the most recent actuarial report for any Company Benefit Plan for which such a report is required.

(b) Each Company Benefit Plan which is or was, within the last five years, a “multiemployer pension plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA) or a “multiple employer plan” described in Section 413(c) of the Code is identified on Schedule 3.19(b).

(c) Each Company Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is or was subject to Title IV of ERISA or Section 412 of the Code is identified on Schedule 3.19(c).

(d) Except as set forth on Schedule 3.19(d):

(i) Each Company Benefit Plan has been established and administered in all material respects in accordance with its terms and in compliance with applicable Laws, including ERISA and the Code. Neither the Company nor any Subsidiary has incurred, or reasonably expects to incur, any material liability with respect to any Company Benefit Plan or ERISA Affiliate Plan, including any tax or penalty under ERISA or the Code (other than to pay premiums, to make contributions or to pay benefits in the Ordinary Course).

(ii) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code (and the trusts which are a part of such plans that are intended to be exempt from taxation under Section 501(a) of the Code) has received a favorable determination letter from the IRS indicating that it is so qualified. Nothing has occurred prior to or since the issuance of the IRS determination letters for any Company Benefit Plan to cause the loss of qualification under the Code of any such plans.

(iii) There is no pending or, to the Knowledge of the Company, threatened material claim (other than a routine claim for benefits), proceeding, examination, audit, investigation or other proceeding with respect to any Company Benefit Plan.

(iv) The execution, delivery and performance of, and consummation of the transactions contemplated by, this Agreement will not (A) entitle any Person to any additional benefits, including severance pay, unemployment compensation or any other payment, or (B) accelerate the time of payment or vesting of any benefits under any Company Benefit Plan, or increase the amount of compensation due any such individual. Neither the Company nor any Subsidiary is obligated or will become obligated in connection with the transactions contemplated by this Agreement to make a payment that will not be deductible under Section 280G of the Code.

(v) No non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) has occurred that gives rise to or would reasonably be expected to give rise to any material liability on the part of the Company or its Subsidiaries. All contributions required to be made to the Company Benefit Plans have been made in full. No assets of the Company or any of its Subsidiaries are allocated to or held in a “rabbi trust” or similar funding vehicle. No written or, to the Knowledge of the Company, oral communication has been received from the Pension Benefit Guaranty Corporation in respect of any Company Benefit Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein.

(vi) No Company Benefit Plan is a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, and neither the Company nor any Subsidiary has received any services from an individual whom it treated as an independent contractor or leased employee, but who (to the Knowledge of the Company) has been determined by any Governmental Entity to be a common law employee for purposes of a Company Benefit Plan. With respect to each Company Benefit Plan that is a “multiemployer pension plan”, (i) no complete or partial withdrawal from such plan has been made by the Company or any Subsidiary, or, to the Knowledge of the Company, by any other person, that could result in any liability to the Company or any Subsidiary, whether such liability is contingent or otherwise, and (ii) no liability would be imposed on the Company or any Subsidiary in the event of a complete withdrawal by them on the Closing Date from any such plan.

(vii) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, has been operated in good faith compliance in all material respects with Section 409A of the Code since January 1, 2005, the proposed regulations issued thereunder and the IRS Notice 2005-1.

(viii) With respect to vacation benefits to which any Continued Employee or employee whose terms of employment are subject to a collective bargaining agreement is entitled, such vacation benefits are not cumulative and are forfeited if not taken during the fiscal year in which they are earned. No Continued Employee or employee whose terms of employment are subject to a collective bargaining agreement is able or has ever been able to carry forward to a subsequent fiscal year any vacation benefits earned or accrued in a prior fiscal year.

(ix) Schedule 3.19(d) identifies each current or former employee of the Company or any Subsidiary who is entitled to any present or future benefits or payments under the SERP or Unit Purchase Plan, as well as the number of units awarded under the Unit Purchase Plan currently outstanding for any current or former employee of the Company or any Subsidiary. The Sellers have delivered to Buyer true, correct and complete copies of all SERP plans, agreements, trusts and other related SERP documents.

Section 3.20 Labor Relationships.

(a) Schedule 3.20(a) identifies each collective bargaining agreement and all modifications and amendments thereto between the Company or any Subsidiary and any trade union, labor organization or group.

(b) Except as set forth on Schedule 3.20(b), no labor dispute, walk out, strike, hand billing, slowdown, lockout, picketing, or work stoppage involving the employees of the Company or any Subsidiary has occurred, is in progress or, to the Knowledge of the Company, has been threatened in the last two years.

(c) Except as set forth on Schedule 3.20(c), as of the date hereof (and for the prior six years), there has not been, nor is there pending or, to the Knowledge of the Company, threatened, any material action, suit, proceeding, grievance, or arbitration against the Company or any Subsidiary relating to any current or former employees, nor is the Company or any Subsidiary subject to any outstanding order, writ, judgment, arbitration award, injunction or Governmental decree in connection therewith.

(d) Neither the Company nor any Subsidiary have any material liability or obligation to any Person arising from the status of the Company or any Subsidiary as a successor employer, joint employer, alter ego or other legal doctrine that would cause the Company or its Subsidiaries or Buyer to have any co-liability with or liability derived from another entity under applicable labor-management relations law or laws governing employment, nor shall the Company or its Subsidiaries or Buyer incur any material liability related to any employee, former employee or Person solely as a consequence of the execution, delivery, or consummation of the transactions contemplated by this Agreement.

(e) The Company and its Subsidiaries, as of the date hereof are (and for the prior five years have been) in compliance in all material respects with all Laws pertaining to the hiring, employment and termination of the employment of employees, occupational safety, plant closing, federal contracting, layoffs, collective bargaining, labor relations, equal employment opportunities, fair employment practices, terms and conditions of employment, hours of work and payment of wages or compensation and other amounts, granting of leaves of absences, and other similar employment activities, and has withheld all amounts required by statute, regulation or agreement to be withheld from the wages, salaries or other compensation of employees.

(f) Any notice required by Law or pursuant to the Company Collective Bargaining Agreement has been given, and all outstanding bargaining obligations, other than effects bargaining obligations under the Company Collective Bargaining Agreement have been, or prior to the Closing Date, will be satisfied. Within the two years prior to the date hereof, neither the Company nor any of its Subsidiaries has implemented any plant closing or mass layoff of employees that would implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state, or local law, regulation, or ordinance (collectively, the “WARN Act”).

(g) Except as set forth on Schedule 3.20(c), as of the date hereof, there have been no grievances filed in accordance with the Company Collective Bargaining Agreement that would be reasonably expected to result in damages exceeding $150,000 in any individual case or in the aggregate.

Section 3.21 Certain Fees. Except as set forth on Schedule 3.21, neither the Company nor any Subsidiary has employed any broker, finder, investment banker, or other intermediary or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees, or other similar fees in connection with this Agreement or the transactions contemplated hereby.

Section 3.22 Condition and Sufficiency of Assets. Except for Permitted Liens or except as set forth on Schedule 3.22, the Company and its Subsidiaries, as applicable, own or lease or otherwise possess a transferable right to use the assets that are reasonably necessary to operate the Business in the manner conducted by the Company and its Subsidiaries as of the date hereof. The principal buildings and equipment used by the Company and its Subsidiaries in the Business are in adequate operating condition and repair for purposes of conducting the operations of the Business as currently conducted (normal wear and tear and required maintenance excepted).

Section 3.23 NO OTHER REPRESENTATIONS OR WARRANTIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III AND IN ARTICLE IV, NONE OF THE COMPANY, ITS SUBSIDIARIES OR THE SELLERS MAKES ANY REPRESENTATIONS OR WARRANTIES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF EACH SELLER

Each Seller severally (as to itself and not as to any other Seller) hereby represents and warrants to Buyer as of the date of this Agreement as follows:

Section 4.1 Authorization. Such Seller has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by such Seller and the consummation of the transactions contemplated hereby have been duly authorized by all required action on the part of such Seller. This Agreement has been duly executed and delivered by such Seller, and constitutes, when duly executed by all Parties and delivered by such Seller, the valid and binding agreement of such Seller enforceable against such Seller in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 4.2 Partnership Interest Ownership. Such Seller is the record and beneficial owner of the Partnership Interests set forth next to such Seller’s name on Schedule 3.3. Such Seller has, and at the Closing will have, good title to such Partnership Interests. Such Partnership Interests will be transferred to Buyer at Closing free and clear of any Liens, except for such Liens arising as a result of any action or inaction by Buyer, its Affiliates or their respective representatives.

Section 4.3 Consents and Approvals. Except for applicable requirements of the HSR Act, the execution, delivery and performance of this Agreement, the consummation of the transactions contemplated hereby and the fulfillment of and compliance with the terms and conditions hereof do not (a) materially violate or conflict with any provision of the organizational documents of such Seller, or with any resolution or authorization adopted by the governing body or shareholders of such Seller, (b) require any filing with, or the obtaining of, any permit, authorization, consent or approval of, any Governmental Entity, (c) violate, conflict with or result in a default under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, or lease to which the Seller is a party or by which it is bound, or (d) violate any Law, injunction or decree applicable any Seller; excluding from the foregoing clauses (b), (c) and (d) such requirements, violations, conflicts, defaults or rights (i) which would not materially and adversely affect the ability of the Seller to consummate the transactions contemplated by this Agreement or (ii) which become applicable as a result of any acts or omissions by, or the status of or any facts pertaining to Buyer.

Section 4.4 Certain Fees. Neither the Company nor any of its Subsidiaries will be responsible for any broker, finder, or investment banker fee or commission in connection with this Agreement or the transactions contemplated hereby based on any commitments made by or on behalf of such Seller.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as provided on Schedule 5, each Buyer hereby jointly and severally represents and warrants to the Sellers and the Company as of the date of this Agreement as follows:

Section 5.1 Organization. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, and has the limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.

Section 5.2 Authorization. Buyer has the limited liability company power and authority to execute and deliver this Agreement and the other agreements and certificates contemplated hereby, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly authorized, executed and delivered by Buyer and do or shall, as the case may be, when duly executed by all Parties and delivered by Buyer, constitute the valid and binding agreements of Buyer, enforceable against Buyer in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 5.3 Consents and Approvals; No Violations. Except for applicable requirements of the HSR Act, which have been satisfied as a result of the grant on February 29, 2008 of the request for early termination of the waiting period under the HSR Act (transaction identification number 2008-0752), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the organizational documents of Buyer; (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity; (c) violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other contract, instrument or obligation to which Buyer is a party or by which Buyer or any of its assets may be bound; or

(d) violate any Law, injunction or decree applicable to Buyer, excluding from the foregoing clauses (b), (c) and (d) such requirements, violations, conflicts, defaults or rights (i) which would not adversely affect the ability of Buyer to consummate the transactions contemplated by this Agreement or (ii) which become applicable as a result of any acts or omissions by, or the status of or any facts pertaining to, the Sellers.

Section 5.4 Litigation. There is no claim, action, suit, proceeding or governmental investigation pending or, to the knowledge of Buyer, threatened, against Buyer by or before any Governmental Entity or by any third party which challenges the validity of this Agreement or which would be reasonably likely to adversely affect or restrict Buyer’s ability to consummate the transactions contemplated by this Agreement.

Section 5.5 Financial Capability. Buyer is a newly formed limited liability company which has conducted no business other than in connection with the transactions contemplated by this Agreement. Exhibit 5.5 attached hereto contains true, complete and correct copies of executed equity commitment letters and form of credit agreement to provide Buyer financing for the transactions contemplated by this Agreement in an aggregate amount of Three Hundred Eighty-Six Million Dollars ($386,000,000) (the “Financing Documents”). The Financing Documents are in full force and effect and have not been amended or modified. Buyer has no reasonable expectation as of the date of this Agreement that any of the conditions set forth in the Financing Documents will not be satisfied. The financing contemplated by the Financing Documents constitutes all of the financing required to be provided by Buyer for the consummation of the transactions contemplated by this Agreement and the payment of all fees and expenses incurred by Buyer in connection therewith. Buyer will have available as of the Closing Date funds sufficient to pay the Purchase Price, the payments required under Section 2.5(c), Section 2.5(d) and Section 6.20 and the fees and expenses of Buyer related to the transactions contemplated hereby. Buyer knows of no circumstances or conditions that could be reasonably expected to prevent the availability at the Closing of such funds.

Section 5.6 Purchase for Investment; Accredited Investor. Buyer is acquiring the Partnership Interests solely for investment for its own account and not with the view to, or for resale in connection with, any “distribution” (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”)) thereof. Buyer understands that the Partnership Interests have not been registered under the Securities Act or any state or foreign securities laws by reason of specified exemptions therefrom that depend upon, among other things, the bona fide nature of its investment intent as expressed herein and as explicitly acknowledged hereby and that under such laws and applicable regulations such securities may not be resold without registration under the Securities Act or under applicable state or foreign law unless an applicable exemption therefrom is available. Buyer is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

Section 5.7 Independent Review. Buyer has conducted its own independent review and analysis of the Company and its Subsidiaries and their respective condition, cash flow and prospects, and acknowledges that Buyer has been provided access to the properties, premises and records of the Company and its Subsidiaries for this purpose. In entering this Agreement, Buyer has relied exclusively upon its own investigation and analysis and the representations and warranties contained herein, and Buyer:

(a) acknowledges that it has had the opportunity to visit with the Company and its Subsidiaries and meet with their respective officers and other representatives to discuss the Company and its Subsidiaries and their respective condition, cash flow and prospects;

(b) acknowledges that it has undertaken such due diligence (including a review of the assets, liabilities, books, records and Contracts of the Company and its Subsidiaries) as Buyer deems adequate;

(c) acknowledges that neither the Company, its Subsidiaries nor any of their respective directors, officers, employees, Affiliates, agents or representatives make any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Buyer or its agents or representatives prior to the execution of this Agreement; and

(d) agrees, to the fullest extent permitted by Law, that neither the Company, its Subsidiaries nor any of their respective directors, officers, employees, Affiliates, agents or representatives shall have any liability or responsibility whatsoever to Buyer on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made, to Buyer prior to the execution of this Agreement.

Section 5.8 Certain Fees. Buyer has not employed any broker, finder, investment banker, or other intermediary or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees, or other similar fees in connection with this Agreement or the transactions contemplated hereby.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of the Business. The Company agrees that, during the period from the date of this Agreement to the Closing, except as otherwise contemplated by this Agreement or the Schedules or Exhibits hereto, or as consented to by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), the Company will, and will cause each Subsidiary to:

(a) not amend the Partnership Agreement in the case of the Company, or the certificates or articles of incorporation or bylaws in the case of any Subsidiary;

(b) not authorize for issuance, issue, sell, pledge, encumber or deliver or agree or commit to issue, sell, pledge, encumber or deliver any equity ownership interests, or not issue any securities convertible into, exchangeable for or representing a right to purchase or receive any equity ownership interests, or not enter into any contract with respect to the issuance of equity ownership interests;

(c) not split, combine or reclassify any equity ownership interests of the Company; not declare, set aside or pay any equity ownership distribution in respect of its equity ownership interests, provided that the Company and its Subsidiaries may make cash dividends or pay cash dividends in respect of their respective partnership interests or capital stock in accordance with Section 6.13 hereof; or not redeem or otherwise acquire any of its equity ownership interests;

(d) except as set forth on Schedule 6.1(d), (i) not incur any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any debt securities of another Person or enter into any “keep well” or other agreement to maintain any financial statement condition to another Person, except for short-term borrowings incurred in the Ordinary Course not exceeding $15,000,000 in the aggregate (including all expenses associated with incurring such obligations, including but not limited to filing fees, prepayment fees, accountant fees, attorney’s fees, banking fees and penalties) or (ii) not make any loans, advances or capital contributions to, or investments in, any other Person other than to or in the Company or any Subsidiary;

(e) use its commercially reasonable efforts, taking into account the impact of the transaction contemplated by this Agreement, to preserve intact the current business organization of the Company, keep available the services of the present employees of the Company and maintain business relationships with, suppliers, customers, landlords, creditors, distributors, and all other Persons having business relationships with the Company;

(f) not mortgage, pledge or subject to any material Lien or security interest (other than Permitted Liens) any material asset, except in the Ordinary Course;

(g) except as set forth on Schedule 6.1(g), not enter into or amend the Company Collective Bargaining Agreement or any Company Benefit Plan, employment, bonus, severance or retirement contract or arrangement, including those set forth in Schedule 3.19(a), or increase any salary or other form of compensation payable or to become payable to any of its executives, partners, affiliates, or employees, enter into or amend any contract or arrangement of any affiliates, or employees nor pay any special bonus to its executives, partners, affiliates, directors or employees, except for payments under those Contracts and arrangements disclosed in the Schedules;

(h) not sell, lease, license or otherwise dispose of or agree to sell, lease, license or otherwise dispose of any of its material assets, properties, rights or claims, except in the Ordinary Course;

(i) not amend, cancel or terminate any existing lease agreement, except in the Ordinary Course;

(j) not modify, amend, cancel or terminate any existing agreement or arrangement involving any obligation with a value in excess of $1,000,000 and not otherwise expressly provided for in this Section 6.1, except in the Ordinary Course;

(k) except as set forth on Schedule 6.1(k), not cause or permit the Company or any Subsidiary to (i) make, change or revoke any material election in respect of Taxes, (ii) adopt or change any material accounting method in respect of Taxes, (iii) enter into any Tax allocation, indemnification, sharing, or similar agreement or any other agreement under which such entity is actually or potentially liable for any Taxes of any other Person, (iv) file any amended Tax Return to claim a refund of Taxes or surrender any right to claim a refund of Taxes if such amendment, action, or omission could adversely affect such entity, Buyer or any of their Affiliates with respect to any taxable period (or portion thereof) beginning on or after the Closing Date, or (v) settle or compromise any material claim, notice, audit, deficiency, or assessment in respect of Taxes if any such making, change, revocation, adoption, entering into, filing, settlement or compromise referred to in this Section 6.1(k) could adversely affect such entity, Buyer or any of their Affiliates with respect to any taxable period (or portion thereof) beginning on or after the Closing Date;

(l) not make any material Software Enhancements or other material changes to the Software other than in the Ordinary Course, nor shall the Company willfully introduce any Harmful Code into the Software or the Software Enhancements;

(m) not, directly or indirectly, or through its respective officers, directors, employees, investment bankers, attorneys, accountants or other agents or those of any of its subsidiaries (such persons, collectively, the “Representatives”) (i) initiate, solicit or knowingly encourage (including by way of providing information) any prospective purchaser or invite the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to any proposal to acquire the Company or all or substantially all of the Company’s assets or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations or (ii) accept a proposal to acquire the Business or enter into any agreement or agreement in principle providing for or relating to an acquisition of the Business; in each case, except with respect to Buyer.

(n) otherwise report periodically to Buyer concerning status of the Business, operations and finances of the Company and the Subsidiaries as permitted by applicable Law and as reasonably requested by Buyer;

(o) confer with the Buyer as reasonably requested concerning operational matters of a material nature, as permitted by applicable Law; and

(p) not agree in writing, or otherwise, to take any action described in this Section 6.1.

Section 6.2 Access to Information.

(a) Subject to the restrictions of any applicable Law or contractual undertaking, between the date of this Agreement and the Closing, the Company shall (i) give Buyer and its authorized representatives, including, Buyer’s financing sources, reasonable access to the books, records, work papers, offices and other facilities and properties of the Company and each Subsidiary, (ii) permit Buyer to make such inspections thereof as Buyer may reasonably request and (iii) cause the officers of the Company and each Subsidiary to furnish Buyer with such financial and operations data and other information with respect to the Company and each Subsidiary as Buyer may reasonably request; provided, however, that any such investigation shall be conducted during normal business hours under the supervision of the Company’s personnel and in such a manner as to maintain the confidentiality of this Agreement and the transactions contemplated by this Agreement and not interfere unreasonably with the business operations of the Company or any Subsidiary. Notwithstanding the foregoing, Buyer and any of its counsel, environmental consultants, investment bankers, financial sources, lenders and other representatives will not, prior to Closing, conduct any on-site environmental site activities of any type, including the conduct of Phase I or Phase II environmental site assessments, monitoring or invasive sampling of soil, groundwater, air, any other environmental media, or building materials or equipment, pertaining to Environmental Laws or Hazardous Materials and relating to the Owned Real Property or the Leased Real Property, or directly contact any relevant environmental agency, in each case without the prior written consent of the Sellers which will not be unreasonably withheld.

(b) All information furnished or provided by the Company, any Subsidiary or any of their respective Affiliates or representatives to Buyer or its representatives (whether furnished before or after the date of this Agreement) shall be held subject to the Confidentiality Agreement.

(c) Following the Closing, Buyer agrees to make personnel of Buyer or its Affiliates available to the Sellers to the extent such access is reasonably necessary for the Sellers to comply with the terms of this Agreement or any applicable Law.

Section 6.3 Consents.

(a) The Parties shall cooperate and use their commercially reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and other third parties (collectively, “Consents”) necessary to consummate the transactions contemplated by this Agreement, including those Consents set forth in Schedule 6.3(a). In addition to the foregoing, Buyer agrees to provide such assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any third party whose consent or approval is sought in connection with the transactions contemplated hereby.

(b) Each of the Company and Buyer will promptly after execution of this Agreement make all filings or submissions as are required under the HSR Act. Each of the Company and Buyer will promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act. Each of the Company and Buyer will promptly provide the other (or the other’s outside counsel, as appropriate) with copies of all written communications (and memoranda setting forth the substance of all significant oral communications) between each of them, any of their Affiliates or any of its or their representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the transactions contemplated hereby. Without limiting the generality of the foregoing, each of the Company and Buyer will promptly notify the other of the receipt and content of any inquiries or requests for additional information made by any Governmental Entity in connection therewith and will promptly (i) comply with any such inquiry or request and (ii) provide the other with a description of the information provided to any Governmental Entity with respect to any such inquiry or request. In addition, each of the Company and Buyer will keep the other apprised of the status of any such inquiry or request.

(c) Neither Buyer nor the Company shall, and each shall cause their respective Affiliates not to, take any action that could reasonably be expected to adversely affect the approval of any Governmental Entity of any of the aforementioned filings.

(d) Buyer shall cooperate in good faith with all Governmental Entities and shall undertake promptly any and all commercially reasonable action required to complete lawfully the transactions contemplated by this Agreement; provided, however, that Buyer shall not be obligated to agree to (i) any restraint or prohibition on Buyer’s ownership or operation (or that of its Affiliates) of all or any material portion of the business or assets of the Company and its Subsidiaries or of Buyer and its subsidiaries, (ii) any disposal or divestiture by Buyer or any of its Affiliates of or requirement to hold separate all or any material portion of the business or assets of the Company and its Subsidiaries or of Buyer and its subsidiaries, (iii) any material limitations on the ability of Buyer or any of its Affiliates effectively to exercise full rights of ownership of the Partnership Interests or (iv) any other material restrictions on the conduct of the business of the Buyer or any of its Affiliates or the Company or any of its Subsidiaries.

Section 6.4 Commercially Reasonable Efforts. Each of the Parties shall cooperate, and use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable after the date hereof. The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the transactions contemplated hereby, to use their commercially reasonable efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

Section 6.5 Public Announcements. Except as otherwise agreed to by the Parties, the Parties shall not issue any report, statement or press release or otherwise make any public statements with respect to this Agreement and the transactions contemplated hereby, except as in the reasonable judgment of a Party may be required by Law or by the rules of a national securities exchange, and in any event a Party shall use its reasonable best efforts to consult with the other Party a reasonable time in advance of such required disclosure.

Section 6.6 Financing.

(a) The Company shall provide, shall cause its Subsidiaries to provide and shall use commercially reasonable efforts to cause its representatives, including legal and accounting advisors, to provide, all customary cooperation reasonably requested by Buyer in connection with the arrangement of the transactions contemplated by the Financing Documents (the “Financing”), including (i) to the extent permitted by Law, furnishing Buyer and Buyer’s financing sources as promptly as practicable with the financial and other material business information set forth on Exhibit 6.6(a) (the “Required Information”), (ii) participating in a bank meeting, (iii) assisting with the preparation of materials for bank information memoranda, (iv) reasonably cooperating with the marketing efforts for any of the Financing, including providing assistance in the preparation for, and participating in, meetings, due diligence sessions and similar presentations to and with, among others, prospective lenders, (v) to the extent permitted by Law and until the Closing, providing (A) financial statements for each month within 20 days after month’s end and (B) financial statements for each fiscal quarter within 45 days after the end of each quarter, and (C) the audited financial statement for the fiscal year ended December 31, 2007 no later than March 15, 2008, (vi) cooperating with the entrance into one or more credit or other agreements satisfactory to Buyer in connection with the Financing to the extent direct borrowings or debt incurrences by the Company or its Subsidiaries are contemplated by the Financing Documents; provided, however, that neither the Company nor any of its Subsidiaries shall be required to enter into any such agreement to be effective prior to the Closing, (vii) cooperating with the consummation of the Financing and the direct borrowing or incurrence of all proceeds of the Financing by the Company immediately following the Closing, (viii) taking all customary actions reasonably necessary to permit the prospective lenders involved in the Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements; provided, however, that none of the Sellers, the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing prior to the Closing; and provided further that all information and materials provided pursuant to this Section 6.6 or otherwise obtained by Buyer or any perspective lenders as contemplated under this Section 6.6 shall be subject to the Confidentiality Agreement. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided, however, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. Buyer shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.6 and shall indemnify and hold harmless the Sellers, the Company, its Subsidiaries and their respective Representatives and Affiliates from and against any and all Losses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except with respect to any information provided by the Company or any of its Subsidiaries.

(b) The Company shall use commercially reasonable efforts to deliver to Buyer the form of the Payoff Letter at least two Business Days prior to the Closing Date.

Section 6.7 Supplemental Disclosure. The Sellers and the Company may, from time to time but no later than two days prior to the Closing, by notice in accordance with the terms of this Agreement, supplement, amend or create any Schedule in order to add information or correct previously supplied information; provided, however, that the Sellers and the Company shall reasonably identify such supplemental information as such and shall reasonably indicate how such supplemental information revises previously supplied information. It is specifically agreed that such Schedules may be amended to add immaterial, as well as material, items thereto. No such supplemental, amended or additional Schedule shall be deemed to cure any breach or satisfy any condition for purposes of Article VII. If the Closing occurs, however, then any such supplement, amendment or addition will be effective to cure and correct for all other purposes any breach of any representation, warranty or covenant that would have existed if the Company or a Seller had not made such supplement, amendment or addition, and all references to any Schedule hereto that is supplemented or amended as provided in this Section 6.7 shall for all purposes after the Closing be deemed to be a reference to such Schedule as so supplemented or amended; provided, however, that any disclosure by the Company or the Sellers to Buyer following the date of this Agreement with respect to the matters set forth on Schedule 6.7 shall not be effective to cure a breach, if any, of any representation, warranty or covenant in this Agreement that may exist with respect to such matters.

Section 6.8 Tax Matters.

(a) Federal Income Tax Treatment. The Sellers and Buyer hereby agree that if Buyer is treated as a single entity for U.S. federal income tax purposes, the purchase and sale of Partnership Interests under this Agreement will be treated for U.S. federal income tax purposes in accordance with IRS Revenue Ruling 99-6, 1999-1 C.B. 432. If Buyer is treated as two separate entities for U.S. federal income tax purposes, the Sellers shall cooperate with Buyer in making a Section 754 election with respect to the Company.

(b) Tax Periods Ending on or Before the Closing Date. Buyer shall, at its own expense, prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Company and its Subsidiaries other than income Tax Returns of the Company for all periods ending on or prior to the Closing Date (“Pre-Closing Periods”) that have not yet been filed and that are not required to be filed on or before the Closing Date, and, subject to the following two sentences, Buyer shall pay all Taxes attributable to such Tax Returns. With respect to each Tax Return described in the preceding sentence, the Sellers shall pay Buyer (in accordance with their respective Pro Rata Percentages), no later than five Business Days after a written request for payment is made by Buyer (along with an explanation of the amount requested), an amount equal to all Taxes attributable to such Tax Return (other than any such Taxes accrued as a liability in the Estimated Net Working Capital). Within ten Business Days after the Final Net Working Capital has been determined, the difference between the amount of any such Taxes accrued as liability in the Final Net Working Capital and the amount of any such Taxes accrued as a liability in the Estimated Net Working Capital, if any, shall be paid by Buyer to the Sellers (if the difference is positive) or by the Sellers to Buyer (if the difference is negative). The Sellers shall, at their own expense, prepare or cause to be prepared and timely file or cause to be timely filed all income Tax Returns of the Company for all Pre-Closing Periods, and shall timely pay all Taxes attributable to all such income Tax Returns. Each income Tax Return described in the preceding sentence shall be prepared in a manner consistent with the Purchase Price Allocation (as defined below).

(c) Tax Periods Beginning Before and Ending After the Closing Date. Buyer shall, at its own expense, prepare or cause to be prepared and timely file or cause timely to be filed any Tax Returns of the Company and any Subsidiary for Tax periods that begin on or before the Closing Date and end after the Closing Date (each, a “Straddle Period”), and, subject to the following three sentences, Buyer shall pay all Taxes attributable to such Tax Returns. For purposes of this Article VI, any Tax liability with respect to any Straddle Period shall be apportioned between the pre-Closing and post-Closing portions of the Straddle Period based on an interim closing of the books as of the end of the Closing Date (i.e., the Tax liability apportioned to the pre-Closing and post-Closing portions, respectively, shall equal the hypothetical Tax liability that would have existed with respect to such portion if the two portions were separate taxable periods), except for ad valorem property taxes, which shall be prorated on a daily basis. With respect to each Tax Return described in the first sentence of this Section

6.8(c), the Sellers shall pay Buyer (in accordance with their respective Pro Rata Percentages), no later than five Business Days after a written request for payment is made by Buyer (along with an explanation of the amount requested), an amount equal to all Taxes attributable to the pre-Closing portion of such Tax Return (other than any such Taxes accrued as a liability in the Estimated Net Working Capital). Within ten Business Days after the Final Net Working Capital has been determined, the difference between the amount of any such Taxes accrued as liability in the Final Net Working Capital and the amount of any such Taxes accrued as a liability accrued in the Estimated Net Working Capital, if any, shall be paid by Buyer to Sellers (if the difference is positive) or by the Sellers to Buyer (if the difference is negative).

(d) Disputes. If the Sellers dispute any portion of any payment requested by Buyer pursuant to Section 6.8(b) or 6.8(c), Buyer and the Sellers shall negotiate in good faith and use commercially reasonable efforts to resolve the amount in dispute. If such Parties are unable to resolve any dispute within 20 days after Buyer’s request for payment is made, such dispute shall be resolved by the Independent Accountant, which shall resolve any issue in dispute as promptly as practicable. If the Independent Accountant is unable to make a determination with respect to any disputed issue prior to the due date (including any extensions) for the filing of the Tax Return in question, Buyer shall file, or shall cause to be filed, such Tax Return in accordance with Buyer’s position with respect to disputed item(s). The Sellers shall pay the portion of any requested payment not in dispute within five Business Days after Buyer’s written request for such payment is made. Upon the Independent Accountant’s delivery of its determination to Buyer and the Sellers, appropriate adjustments shall be made to the applicable Tax Return, if necessary, in order to reflect the Independent Accountant’s determination. If Buyer prevails in such determination in whole or in part, the Sellers shall, within five Business Days of such determination, pay the Buyer an amount equal to the additional Taxes attributable to the disputed item(s). The determination by the Independent Accountant shall be final, conclusive and binding on the Parties. The fees and expenses of the Independent Accountant shall be shared equally by Buyer, on one hand, and the Sellers, on the other hand.

(e) Certain Taxes. The Sellers, collectively, and Buyer shall each pay half of all transfer, documentary, sales, use, stamp, registration, real estate transfer and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement when due. The applicable Party will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration, real estate transfer and other Taxes and fees, and, if required by applicable Law, the other parties will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation.

(f) Refunds. Any Tax refunds that are received (in cash or as an offset against other current Tax liabilities) by Buyer, the Company or any Subsidiary (including any interest paid or credited with respect thereto by the applicable taxing authority) that relate to Pre-Closing Periods shall be for the account of the Sellers, and Buyer shall pay over to each Seller such Seller’s Pro Rata Percentage of any such refund or amount of any such credit within 15 days after receipt. Any refunds relating to Straddle Periods shall be equitably apportioned between Buyer and the Sellers in a manner consistent with the principles underlying the allocation methodologies in Section 6.8(c). For the avoidance of doubt, neither Buyer nor any Subsidiary shall be obligated to pursue any refund.

(g) Amendments to Returns; Refund Claims. Following the Closing, Buyer shall not file an amended Tax Return for the Company or any Subsidiary for a Pre-Closing Period or a Straddle Period without the Sellers’ consent (not to be unreasonably withheld or delayed).

(h) Allocation of Purchase Price. Buyer, the Company, the Sellers and each of their Affiliates agree that the Purchase Price and the liabilities of the Company (plus other relevant items) will be allocated among the assets of the Company for all income Tax purposes in accordance with Section 1060 or Section 755 of the Code (as applicable) and the Treasury Regulations thereunder. No later than 60 days after the Closing Date, Buyer shall deliver to the Sellers a preliminary allocation of the Purchase Price and the liabilities of the Company (and all other relevant items) to the assets of the Company as of the Closing Date (the “Draft Purchase Price Allocation”), together with detailed supporting calculations and such other materials with respect thereto as the Sellers shall reasonably request. If the Sellers do not object to the Draft Purchase Price Allocation within 30 days of receipt thereof, the Draft Purchase Price Allocation shall become final and binding on the Parties and shall be referred to herein as the “Purchase Price Allocation”. Any objection to the Draft Purchase Price Allocation shall be made in writing to Buyer and shall set forth the basis for such objection in reasonable detail. If Sellers object to the Draft Purchase Price Allocation, then Buyer and the Sellers shall negotiate in good faith to resolve promptly any such objection. If Buyer and the Sellers do not obtain a final resolution within 30 days after Buyer has received the statement of objections, the Independent Accountant shall resolve any objections. The resolution of the disputed issue(s) by the Independent Accountant shall be set forth in writing and shall be conclusive and binding upon the Parties. The fees and expenses of the Independent Accountant that are incurred in connection with resolving objections under this Section 6.8(h) shall be borne 50% by Buyer and 50% by the Sellers (in accordance with their respective Pro-Rata Percentages). The Purchase Price Allocation, as finally determined hereunder, shall be binding on all Parties for all purposes, and Buyer and the Sellers agree to prepare and file all Tax Returns (including amended returns and claims for refund) and information reports on a basis consistent with the Purchase Price Allocation, unless otherwise required by an applicable law. The Parties agree to cooperate in good faith to update the Purchase Price Allocation to account for any adjustments to the Purchase Price that may occur after the Closing Date.

Section 6.9 Tax Indemnity by the Sellers.

(a) Each Seller agrees, severally in accordance with its Pro Rata Percentage, and not jointly, to indemnify, defend and hold harmless Buyer and its respective Affiliates from and against any and all liability including all reasonable expenses related thereto for (i) Pre-Closing Taxes, (ii) any breach of any representation or warranty in clauses (ii), (iv), (vi), (vii), (x), (xi), (xii), (xiii), (xiv), (xvi) and (xvii) of Section 3.14 of this Agreement (which representations and warranties shall be read for this purpose as having been made at and as of the Closing and without giving effect to any materiality qualifiers), (iii) the non-fulfillment by any Seller of any covenant with respect to Taxes and (iv) any failure of the interest payable with respect to any of the Company Industrial Revenue Bonds (including any interest payable with respect to any post-Closing periods (“Post Closing Interest”)) to qualify as tax-exempt interest pursuant to Section 103 of the Code, except for any failure with respect to any Post Closing Interest that results from any act or failure to act by Buyer, the Company or their Affiliates after the Closing.

(b) A claim for indemnification under Section 6.9(a) may be asserted at any time until 90 days after expiration of the applicable statute of limitations.

(c) Any indemnification payment made pursuant to this Section 6.9 shall be treated by all Parties as an adjustment to the Purchase Price for all Tax purposes. Any indemnification claim related to Losses incurred by SPRC shall be reduced by any net tax savings actually realized by SPRC in the tax period in which the indemnification claim arises.

(d) (i) Upon receipt by Buyer or any Subsidiary of a written notice of any pending or threatened Tax audits, examinations, assessments or claims that could give rise to a claim for indemnity under Section 6.9(a) hereof (an “Indemnifiable Tax Liability”), Buyer shall give notice thereof to the Sellers (the “Tax Claim Notice”); provided that a failure to provide a Tax Claim Notice shall not affect a party’s rights to indemnification under Section 6.9(a) except to the extent that the indemnifying party is actually and materially prejudiced thereby; (ii) subject to clause (iii) below, the Sellers may elect to control, through their representatives, and at their expense, the compromise or contest, either administratively or in the courts, of any Indemnifiable Tax Liability. If the Sellers elect to so represent the interests of the Company, any Subsidiary or Buyer, they shall within 30 days of delivery of any Tax Claim Notice (or reasonably sooner, if the nature of the Indemnifiable Tax Liability so requires) notify Buyer of their intent to do so, and Buyer shall cooperate, at the sole expense of the Sellers, in the defense against, or compromise or settlement of, any claim in any such proceeding. In that event, the Sellers shall reasonably and in good faith consult with Buyer with respect to each aspect of the defense against, or compromise or settlement of, any such Indemnifiable Tax Liability. Without limiting the generality of the foregoing, Buyer shall be permitted, at its expense, to be represented at each conference, hearing or meeting with representatives of the pertinent taxing authority (and shall be notified reasonably in advance thereof). The Sellers shall promptly notify Buyer in writing after they settle, compromise or abandon any claim related to Indemnifiable Tax Liability; provided that, with respect to any such claim that could adversely affect a Subsidiary or Buyer or any of their respective Affiliates with respect to any period other than a Pre-Closing Period, the Sellers shall not settle, compromise or abandon any such claim without obtaining the prior written consent of Buyer, which consent shall not be unreasonably withheld or delayed. If the Sellers elect not to represent the interests of the Company, any Subsidiary, or Buyer, Buyer may pay, compromise or contest such Indemnifiable Tax Liability in any reasonable manner it deems appropriate (in its sole discretion), and the Sellers shall remain fully liable for such Indemnifiable Tax Liability; and (iii) Buyer shall control, at its own expense, any tax proceeding for any Straddle Period of any Subsidiary; provided, however, that (A) the Sellers shall be entitled to participate in such tax proceeding, at the expense of the Sellers and (B) Buyer shall not settle, compromise or abandon any such tax proceeding without obtaining the prior written consent of the Sellers, which consent shall not be unreasonably withheld or delayed.

(e) Notwithstanding anything to the contrary in this Agreement, any indemnification with respect to any Tax matters shall be governed exclusively by this Section 6.9.

(f) The provisions of this Section 6.9 set forth the exclusive rights and remedies of Buyer to seek or obtain damages or any other remedy or relief whatsoever from the Sellers with respect to Tax matters arising under or in connection with this Section 6.9 and the Tax matters contemplated hereby.

Section 6.10 Preservation of Records. Except as otherwise provided in this Agreement, Buyer agrees that it shall, and it shall cause the Company and its Subsidiaries to, (a) preserve and keep the records (including all Tax and accounting records) of the Company and its Subsidiaries for a period of seven years from the Closing, or for any longer periods as may be required by any Governmental Entity or ongoing litigation, and (b) make such records available to the Sellers as may be reasonably requested by the Sellers. If Buyer, the Company or its Subsidiaries wish to destroy such records after the time specified above, Buyer shall first give 60 days’ prior written notice to the Sellers and the Sellers shall have the right at their respective option and expense, upon prior written notice given to Buyer within that 60-day period, to take possession of the records within 90 days after the date of such Seller’s notice to Buyer.

Section 6.11 Buyer’s Efforts.

(a) Buyer will promptly notify the Company and the Sellers of any proposal by any of the institutions party to the Financing Documents to withdraw, terminate or make a material change in the amount or terms of such financing commitment that could reasonably be expected to adversely affect the ability of Buyer to consummate the financing contemplated by such Financing Documents in accordance with their terms. In addition, upon the Company’s or the Sellers’ reasonable request, Buyer will advise and update the Company and the Sellers, in a level of detail reasonably satisfactory to the Company and the Sellers, with respect to the status, proposed closing date and material terms of the Financing Documents. Buyer will not consent to any amendment, modification or early termination of any Financing Documents that could reasonably be expected to delay or adversely affect the ability of Buyer to consummate the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement, Buyer shall be permitted to substitute alternative financing for the financing contemplated by the Financing Documents from alternative sources; provided, however, that such alternative financing is in an amount that will enable Buyer to consummate the transactions contemplated by this Agreement and does not adversely amend or expand the conditions of the Financing as they are set forth in the Financing Documents such that any conditions would be less likely to be satisfied by the Closing Date.

(b) Buyer will, and will cause its Affiliates to, use commercially reasonable efforts to (i) maintain the effectiveness of the Financing Documents in accordance with their terms, (ii) enter into definitive documentation with respect to the Financing Documents, (iii) satisfy all funding conditions to the Financing Documents set forth in the definitive documentation with respect to the financing contemplated by the Financing Documents and (iv) consummate the financing contemplated by the Financing Documents (including by extension of the Financing Documents on substantially equivalent or better (for Buyer) terms or, if the Financing Documents expire, obtaining alternative financing, provided, however, that such alternative financing is in an amount that will enable Buyer to consummate the transactions contemplated by this Agreement and does not adversely amend or expand the conditions of the Financing as they are set forth in the Financing Documents such that any conditions would be less likely to be satisfied by the Closing Date.

(c) In connection with its obligations under this Section 6.11, one or more of the Financing Documents may be superseded after the date of this Agreement by new financing documents (the “New Financing Documents”) which replace existing Financing Documents;

provided, however, that such alternative financing is in an amount that will enable Buyer to consummate the transactions contemplated by this Agreement and does not adversely amend or expand the conditions of the Financing as they are set forth in the Financing Documents such that any conditions would be less likely to be satisfied by the Closing Date. In such event, the term “Financing Documents” as used herein shall be deemed to include the Financing Documents that are not so superseded at the time in question and the New Financing Documents to the extent then in effect.

(d) Buyer acknowledges and agrees that this Agreement and the transactions hereunder are not contingent on Buyer’s ability to obtain the financing set forth in the Financing Documents or any specific amount or terms with respect to such financing.

Section 6.12 Employees.

(a) Effective as of the Closing Date and for a period of one year following the Closing Date, Buyer shall provide to the Continued Employees for so long as such employees remain employees of the Company or a Subsidiary during such one year period, base salaries no less than their base salaries as in effect on the Closing Date and bonus opportunities that, together with base salaries, give the Continued Employees an opportunity to earn an aggregate amount of base salary and bonus that is substantially comparable to the aggregate base salaries and bonus opportunities of the Continued Employees as in effect on the Closing Date and shall make available to such Continued Employee benefits which are substantially comparable to the benefits made available to similarly situated employees of Buyer, including participation in the employee benefit plans set forth on Exhibit 6.12(a) or successor plans that provide for benefits substantially comparable to such benefit plans. Nothing in this Section 6.12 shall limit the right of the Company or its Subsidiaries to terminate the employment of any Continued Employee at any time.

(b) If Buyer does not continue the Company Benefit Plans, (i) Buyer will cause Buyer’s benefit plans applicable to the Continued Employees to recognize all previous service with the Company or its Subsidiaries for the purpose of their rights to vacation and other paid time off and for determining eligibility to participate and vesting (provided that service with the Company or its Subsidiaries shall not be counted for purposes of benefit accrual under any plan of Buyer); (ii) Buyer, for the plan year which includes the Closing Date, shall cause its group health plan to recognize all deductibles and coinsurance payments paid for such plan year by the Continued Employees prior to the Closing Date and to waive any preexisting condition limitations for the Continued Employees; and (iii) Buyer under Buyer’s vacation policy will permit each Continued Employee to continue to have no less annual paid vacation time than he or she had under the Company’s vacation policy as in effect on the Closing Date.

(c) If Buyer does not continue the Company Benefit Plans related to paid time off after the Closing Date, Buyer shall credit each Continued Employee with such number of unused vacation days and other paid time off accrued by such employee with the Company prior to the Closing Date in accordance with the Company’s personnel policies applicable to such employees on the Closing Date.

(d) Buyer shall, or shall cause the Company to, honor, in accordance with their terms, all obligations of the Company and each Subsidiary under (i) the Change in Control Agreements, (ii) the Retention Letters, (iii) except as provided below, the Company’s retiree medical plan for non-union employees (as shown on Schedule 3.19(a)) (the “Retiree Medical Plan”), (iv) the Severance Pay Plan (which shall not be amended or terminated prior to the first anniversary of the Closing Date) and (v) except as set forth in Section 6.12(e), the SERP; provided, however, that neither Buyer nor the Company shall be liable for any obligations of the Company or its Subsidiaries in excess of $524,000 under the Retention Letters. Buyer agrees to cause the Company to not amend or terminate the Retiree Medical Plan prior to the first anniversary of the Closing Date, and Buyer agrees that no amendment that terminates participation under, or termination of, the Retiree Medical Plan shall be effective unless Buyer gives affected participants in the Retiree Medical Plan one year’s advance written notice of such amendment or termination. Buyer further agrees that no amendment or termination will terminate coverage under the Retiree Medical Plan for any “Eligible Individual” prior to the date such “Eligible Individual” is eligible for coverage under Medicare. For purposes hereof, an “Eligible Individual” is an individual who (A) on the date such amendment or termination is effective, is a retiree then participating in the Retiree Medical Plan or (B) is an active employee whose employment with the Company and its Subsidiaries commenced prior to January 1, 2002 and who, on the date of the employee’s retirement from the Company and its Subsidiaries, is eligible for coverage under the Retiree Medical Plan under the eligibility requirements for such coverage as in effect on the date hereof. For the avoidance of doubt, the Retiree Medical Plan may be amended (consistent with the timing and notice requirements set forth above) to terminate coverage for any participant at or after the time the participant becomes eligible for coverage under Medicare. Such Retiree Medical Plan coverage for participants not eligible for coverage under Medicare shall be substantially similar to comparable coverage for active employees of the Company, as in effect from time to time, subject to the cost sharing caps as in effect on the date hereof. The Sellers shall be responsible for, in accordance with their terms, all obligations of the Company and each Subsidiary under the Retention Letters in excess of $524,000, and shall pay such amounts when due or, if paid by the Company, shall reimburse the Company immediately upon demand therefor.

(e) The Sellers shall be responsible for, in accordance with their terms, all obligations of the Company under the agreements set forth on Schedule 6.12(e) (the “Retiree SERP Agreements”), and shall pay such amounts when due thereunder (as amended), or, if paid by the Company, shall reimburse the Company immediately upon demand therefor. Notwithstanding anything to the contrary contained herein (including Section 6.1), the Sellers shall be entitled to negotiate with and enter into such arrangements with the beneficiaries of the Retiree SERP Agreements as the Sellers deem appropriate relating to the payment or termination of the obligation thereunder. Buyer shall cooperate with the Sellers to the extent reasonably necessary to implement any such arrangement at the expense of the Sellers. From and after the Closing, the Company shall not amend, change or otherwise alter the Retiree SERP Agreements without the prior written consent of the Sellers.

(f) Buyer shall, or shall cause the Company to, honor, in accordance with its terms, all obligations of the Company and each Subsidiary under the Company Collective Bargaining Agreement following the Closing.

Section 6.13 Distributions. Notwithstanding anything herein to the contrary, the Parties agree that the Company shall have the right, at or prior to the Closing, to distribute all of the cash and cash equivalents in excess of an amount equal to $2,500,000 (collectively, “Distributions”) held by the Company or its Subsidiaries to the Sellers.

Section 6.14 Further Assurances. After the Closing, each of the Parties hereto shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

Section 6.15 Confidentiality. After the Closing for a period of two years, the Sellers shall cause each of their respective officers, directors, agents and representatives to maintain the confidentiality of all proprietary information of the Company and shall take reasonable measures to prevent its use for any purpose without the prior written consent of Buyer. Notwithstanding the foregoing, the provisions of this Section 6.15 shall not apply to any information that (a) is or becomes generally available to the public other than as a result of a disclosure by the Sellers, (b) was or becomes available to the Sellers on a non-confidential basis from a source other than the Company, provided that such source is not bound by an applicable confidentiality agreement with, or other obligation of secrecy to, the Company, Buyer or another party or (c) is independently developed by the Sellers without violating any obligations hereunder.

Section 6.16 Altamaha Matter.

(a) Effective immediately upon the Closing, the Company hereby distributes and assigns to the Sellers in accordance with their respective percentage interests in the Company all of the Company’s right, title and interest in and to any and all claims, damages, losses, costs, expenses, penalties, fines and judgments that the Company has asserted, or which it may hereafter assert or be entitled to assert, against the Altamaha Group that arise out of, relate to, or are associated with the provision of electrical power or energy, including rates and terms, to the Company by the Altamaha Group prior to the Closing under the Altamaha Agreement (the “Altamaha Claim”).

(b) Effective immediately upon the Closing, the Company irrevocably (i) appoints the Sellers as its true and lawful attorneys in fact and authorizes the Sellers to act in the Company’s stead, with full authority to demand, sue for, compromise and recover all such amounts as now are, or may hereafter become, due and payable for or on account of the Altamaha Claim herein assigned, and (ii) grants unto the Sellers full authority to do all things necessary to enforce the Altamaha Claim and the Company’s rights thereunder pursuant to this Section 6.16; provided, that with respect to each of clauses (i) and (ii) above, the Sellers shall not have authority to take any action that increases the rate and materially and adversely affects the terms on which electricity is provided to the Company. The Company agrees to use commercially reasonable efforts to assist the Sellers in the prosecution of the Altamaha Claim (and any collection efforts relating thereto) for the benefit of the Sellers and to cooperate with the Sellers with respect to any such prosecution (or collection efforts), including, to the extent reasonably necessary for the prosecution of the Altamaha Claim, commercially reasonable and requested with sufficient advance notice so as not to disrupt the operations of the Company, making available witnesses, pertinent records, materials and information in the Company’s possession or under the Company’s control relating thereto. The Sellers shall reimburse the Company for all costs incurred by the Company in providing such assistance. The Sellers shall have the right, in their sole discretion, to control all aspects of the prosecution of the Altamaha Claim (and collection efforts relating thereto), including the determination of any actions to be taken with respect thereto (legal or otherwise) and the preparation, filing or initiation of any complaint, investigation, action or proceeding; provided that the Sellers shall not have authority to take any action that increases the rate and materially and adversely affects the terms on which electricity is provided to the Company. The Company agrees that the power granted by this Section 6.16 is coupled with an interest, irrevocable and discretionary in nature and that the Sellers may exercise or decline to exercise such powers at the Sellers’ sole option; provided that Sellers take no action that increases the rate and materially and adversely affects the terms on which electricity is provided to the Company. The Company agrees to take such further action, at the Sellers’ expense, as Sellers may request on a commercially reasonable basis, is necessary to effect the assignment of the Altamaha Claim and any payments or distributions on account of the Altamaha Claim to the Sellers, including execution of transfer powers, assignment documents, resolutions and consents in form acceptable to the Company, acting reasonably.

(c) The Company shall give prompt notice of its receipt of any funds from any third party in connection with the Altamaha Claim (which notice shall include at a minimum the amount of the funds received, the date of the Company’s receipt of such funds, the identity of the party making such payment, and, to the extent known by the Company, the reason such funds were paid to the Company). All such amounts shall be paid to the Sellers not later than ten days following receipt thereof by the Company, by wire transfer of immediately available funds to the account or accounts designated to Buyer in writing by the Sellers.

(d) Sellers shall take no action in connection with the exercise of their rights under this Section 6.16 that increases the rate or materially and adversely affects the terms on which electricity is provided to the Company.

Section 6.17 Partnership Consents and Waivers.

(a) Each of the Sellers hereby waives any rights and objections it may have under Section 7.2 of the Partnership Agreement (or any other provisions thereof) as a result of the transactions contemplated by this Agreement.

(b) At or prior to the Closing, the Sellers will execute a unanimous written consent as the sole partners of the Company that (i) admits Buyer as a partner of the Company entitled to all the rights of a partner effective as of the Closing and (ii) causes such Partners’ resignations as partners effective as of the Closing.

Section 6.18 Non-Solicitation. The Sellers shall immediately cease, and cause its respective Representatives to cease, any existing solicitation, encouragement, discussion or negotiation with any persons conducted heretofore with respect to any acquisition of the Business, except with respect to Buyer.

Section 6.19 Brant Guarantee. Concurrently with the execution of this Agreement, Buyer will cause Peter M. Brant to deliver the Brant Guarantee to guarantee the obligations of Buyer under Section 8.3.

Section 6.20 Industrial Revenue Bond Payoff Procedure. The Sellers shall cause the Company to make all arrangements (other than the deposit of funds pursuant to Section 2.5(c)) required by the Payoff Letter for the cash collateralization of all letters of credit (including all Tranche B Letters of Credit (as defined in the Credit Agreement)) outstanding under the Credit Agreement at Closing in an account (the “Cash Collateral Account”) designated by the administrative agent under the Credit Agreement and set forth in the Payoff Letter. Such amount required to be deposited by Buyer in the Cash Collateral Account shall be not less than the amount sufficient to pay all of the principal outstanding and interest accrued as of the Closing Date with respect to the Company Industrial Revenue Bonds plus an amount sufficient to pay interest at the maximum interest rate provided for in the Company Industrial Revenue Bonds from the Closing Date through the date that the respective series of the Company Industrial Revenue Bonds are redeemed, and all such arrangements shall otherwise be reasonably satisfactory to Buyer. Prior to Closing, the Sellers will cause the Company to take all actions (other than the deposit of funds pursuant to Section 2.5(c)) reasonably necessary or appropriate and that may be taken prior to delivery of the notices of redemption described in Section 2.5(c) in furtherance of the redemption of the Company Industrial Revenue Bonds at the earliest possible dates after the Closing. Buyer will cause the Company to take after Closing, all actions (other than the deposit of funds pursuant to Section 2.5(c)) necessary or appropriate to cause the redemption of the Company Industrial Revenue Bonds at the earliest possible dates after the Closing, including, upon Closing, the delivery to the respective trustees under the indentures governing such bonds the notices of redemption described in Section 2.4(d). The Sellers agree to take such additional actions and execute such additional instruments as are necessary, or as Buyer reasonably requests, to assist in the payment in full of all indebtedness (other than the Credit Agreement, which is covered by Section 2.4(c)) listed on Schedule 2.5(c) (the “Repaid Indebtedness”) and the termination of all obligations of the Company thereunder (other than indemnity obligations that survive termination of the agreements). Each Seller agrees, severally in accordance with its Pro Rata Percentage, and not jointly, to immediately reimburse Buyer upon demand in immediately payable funds for any and all amounts that are paid by Buyer at any time (other than pursuant to Section 2.5(c)) or by the Company after the Closing Date (other than with amounts on deposit in the Cash Collateral Account) in connection with prepayment of the Repaid Indebtedness and all customary and reasonable out-of-pocket expenses incurred by Buyer or the Company in connection with such repayment, including any applicable prepayment premiums and penalties, but without duplication of indemnification pursuant to Section 6.9 or any reduction in the Purchase Price pursuant to Section 2.2(b). The Company shall (and Buyer shall cause the Company to) direct the administrative agent under the Credit Agreement, upon the satisfaction of all conditions to release of funds in the Cash Collateral Account as set forth in the Payoff Letter, to pay all excess amounts in the Cash Collateral Account directly to the Sellers ratably in accordance with their Pro Rata Percentages.

Section 6.21 Time of Performance of Covenants. The obligation to perform any and all covenants and agreements of the parties under this Agreement shall be deemed to have begun on the date of this Agreement, except for such covenants and agreements that speak as to a specific date that is not the date of this Agreement which shall begin on such other specific date.

ARTICLE VII

CONDITIONS TO OBLIGATIONS OF THE PARTIES

Section 7.1 Conditions to Each Party’s Obligations. The respective obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver by such Party) at or prior to the Closing of the following conditions:

(a) Injunction. There will be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a Governmental Entity of competent jurisdiction to the effect that the transactions contemplated by this Agreement may not be consummated as provided in this Agreement, no proceeding or lawsuit will have been commenced by any Governmental Entity for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice will have been received from any Governmental Entity indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated by this Agreement; and

(b) Consents. All consents, authorizations, waivers or approvals of any Governmental Entity as may be required to be obtained in connection with the execution, delivery or performance of this Agreement, the failure to obtain of which would prevent the consummation of the transaction contemplated hereby or have a Material Adverse Effect, shall have been obtained.

Section 7.2 Conditions to Obligations of the Sellers and the Company. The obligations of the Sellers and the Company to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by all of the Sellers) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer contained herein shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as if made at and as of such time (other than representations and warranties that speak as of a specific date prior to the Closing Date which only need be true and correct in all material respects as of such earlier date) ignoring for purposes of this Section 7.3(a) the reference to “as of the date of this Agreement” in the introductory paragraph to Article V;

(b) Performance of Obligations. Buyer shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof; and

(c) Buyer Officer’s Certificate. An authorized officer of Buyer shall have executed and delivered to the Company a certificate as to compliance with the conditions set forth in Sections 7.2(a) and 7.2(b) hereof.

Section 7.3 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by it) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in Article III hereof and the representations and warranties of Sellers contained in Article IV hereof shall be true and correct as of the date of this Agreement and as of the Closing as if made at and as of the Closing (except for representations and warranties that speak as of a specific date prior to the Closing Date that need only be true and correct as of such earlier date) ignoring for purposes of this Section 7.3(a) the reference to “as of the date of this Agreement” in the introductory paragraph to Article III and Article IV; provided, however, that this condition shall be deemed satisfied unless any and all inaccuracies in such representations and warranties, in the aggregate, result in a Material Adverse Effect (ignoring for the purposes of this Section any qualifications by Material Adverse Effect contained in such representations or warranties);

(b) Performance of Obligations. The Company and the Sellers shall have performed in all material respects their respective obligations under this Agreement required to be performed by them at or prior to the Closing pursuant to the terms hereof;

(c) Company Officer’s Certificate. An authorized officer of the Company shall have executed and delivered to Buyer a certificate as to the Company’s compliance with the conditions set forth in Sections 7.3(a) and 7.3(b) hereof;

(d) Sellers’ Certificate. An authorized officer of each Seller shall have executed and delivered to Buyer a certificate as to such Seller’s compliance with the conditions set forth in Sections 7.3(a) and 7.3(b) hereof;

(e) Delivery of Payoff Letters/Redemption Notices. An authorized officer of the Company shall deliver to Buyer the Payoff Letter and the redemption notices described in Section 2.4(d);

(f) Payment of Certain Fees. The Sellers, collectively, shall pay at the Closing (including by directing Buyer to pay such fees directly out of the Purchase Price) any and all fees described in Section 3.21 payable by the Company or any Subsidiary to the parties set forth on Schedule 3.21; and

(g) Executive Plans and Agreements. Prior to the Closing Date, the Unit Purchase Plan shall be terminated in accordance with any applicable requirements of Section 409A of the Code.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated at any time at or prior to the Closing (the “Termination Date”):

(a) in writing, by mutual consent of Buyer, on one hand, and the Company and all of the Sellers, on the other hand;

(b) by written notice from Buyer to the Company and the Sellers if any of the conditions set forth in Sections 7.1 and 7.3 hereof shall have become incapable of fulfillment and shall not have been waived in writing by Buyer, so long as such failure to satisfy the conditions is not the result of a breach by Buyer of this Agreement;

(c) by written notice from all of the Sellers to Buyer if any of the conditions set forth in Sections 7.1 and 7.2 hereof shall have become incapable of fulfillment and shall not have been waived in writing by all of the Sellers, so long as such failure to satisfy the conditions is not the result of a breach by the Sellers or the Company of this Agreement; or

(d) by written notice by Buyer or all of the Sellers if the Closing has not occurred on or prior to April 30, 2008 (the “Outside Date”), unless the failure to occur by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants or agreements of such Party set forth in this Agreement; provided, however, that either Buyer or the Sellers shall have the option to extend the Outside Date on one or more occasions for an additional period of time (but not beyond October 31, 2008) if all of the other conditions to the consummation of the transactions contemplated by this Agreement are satisfied or capable of being satisfied, and the sole reason that such transactions have not been consummated by such date is that one or more of the conditions set forth in Section 7.1(a) or Section 7.1(b) have not been satisfied; provided, further however, that any such extension at the option of either Buyer or the Sellers under this clause shall not extend beyond the date on which the commitments under the Financing Documents terminate, it being agreed that if a proposed extension would extend beyond the then existing termination date under the Financing Commitments, Buyer agrees in good faith to extend the date on which the commitments terminate under the Financing Documents for as long as possible to provide time for the satisfaction of the conditions set forth in Section 7.1 so long as (i) the terms of the commitments under the Financing Documents relating to the debt financing (the “Debt Financing Commitments”) are not materially less favorable to Buyer than the Debt Financing Commitments attached as Exhibit 5.5, and (ii) Buyer is not required to pay a “ticking fee” in excess of 0.25% of the aggregate amount of the Debt Financing Commitments, unless the Sellers in their sole discretion agree to pay the portion of such “ticking fee” between 0.25% and 0.50% and one-half of such “ticking fee” above 0.50%, in which case Buyer shall be required to pay any requested “ticking fee” with the Sellers reimbursing Buyer for the amount of the “ticking fee” between 0.25% and 0.50% and one-half of any “ticking fee” above 0.50%.

Section 8.2 Procedure and Effect of Termination. In the event of the termination of this Agreement and the abandonment of the transactions contemplated hereby pursuant to Section 8.1 hereof, written notice thereof shall forthwith be given by the Party so terminating to the other Parties, and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned without further action by any Party. If this Agreement is terminated pursuant to Section 8.1 hereof:

(a) each Party shall redeliver all documents, work papers and other materials of the other Party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the Party furnishing the same or, upon prior written notice to such Party, shall destroy all such documents, work papers and other materials and deliver notice to the Party seeking destruction of such documents that such destruction has been completed, and all confidential information received by any Party with respect to the other Parties shall be treated in accordance with the Confidentiality Agreement and Section 6.2(b);

(b) all filings, applications and other submissions made pursuant hereto shall, at the option of the Company, and to the extent practicable, be withdrawn from the agency or other Person to which made; and

(c) there shall be no liability or obligation hereunder on the part of the Company, any Seller, Buyer or any of their respective directors, officers, employees, Affiliates, agents or representatives, except that the obligations provided for in this Section 8.2 and Section 6.5 (Public Announcements), Section 8.3 (Termination Fee), Section 10.1 (Fees and Expenses), Section 10.2 (Notices), Section 10.3 (Severability), and Section 10.8 (Governing Law; Venue) hereof and in the Confidentiality Agreement shall survive any such termination.

Section 8.3 Termination Fee.

(a) If this Agreement is terminated by the Sellers (i) pursuant to Section 8.1(c) as a result of the failure of any of the conditions set forth in Section 7.2 and provided that all of the conditions to the Closing set forth in Section 7.1 and Section 7.3 have been satisfied (other than those which by their terms are not capable of being satisfied until the Closing Date), (ii) pursuant to Section 8.1(d) and all of the conditions to the Closing set forth in Section 7.1 and Section 7.3 have been satisfied (other than those which by their terms are not capable of being satisfied until the Closing Date) or (iii) otherwise as a result of Buyer’s breach of its obligation to effect the Closing as required under Section 2.3 (including because of the failure to receive proceeds from the Financing or to have received any alternative financing), then Buyer shall pay, or cause to be paid, to the Sellers in accordance with their respective Pro Rata Percentage a fee in an amount equal to $9,500,000 (the “Buyer Termination Fee”) as liquidated damages, and the Sellers hereby agree to accept payment of such fee as their sole and exclusive remedy, in lieu of specific performance and all other claims and remedies that might otherwise be available with respect thereto, including elsewhere hereunder and notwithstanding any other provision of this Agreement. Such fee shall be paid in immediately available funds concurrently with the termination of this Agreement and, if not paid at such time, shall bear interest from the termination date to the date of such payment at a rate equal to the rate of interest from time to time announced publicly by Citibank NA as its prime rate, calculated on the basis of a year of 365 days and the number of days elapsed. If Buyer fails to pay timely any amount due pursuant to this Section 8.3(a) and, in order to obtain such payment, the Sellers commence a suit against Buyer for the amount payable to the Sellers pursuant to this Section 8.3(a), Buyer shall pay to the Sellers their reasonable, out-of-pocket costs and expenses (including attorney’s fees and expenses) (the “Buyer Termination Fee Expenses”) in connection with such suit. The Brant Guarantee shall support the Buyer Termination Fee and the Buyer Termination Fee Expenses.

(b) If this Agreement is terminated by Buyer pursuant to Section 8.1(b) as a result of a willful breach by the Sellers that results in the failure of any of the conditions set forth in Section 7.3 and provided that all of the other conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those which by their terms are not capable of being satisfied until the Closing Date), then the Company shall pay, or cause to be paid, to Buyer a fee in an amount equal to $9,500,000 as liquidated damages, and Buyer hereby agrees to accept payment of such fee as its sole and exclusive remedy, in lieu of specific performance and all other claims and remedies that might otherwise be available with respect thereto, including elsewhere hereunder and notwithstanding any other provision of this Agreement. Such fee shall be paid in immediately available funds concurrently with the termination of this Agreement and, if not paid at such time, shall bear interest from the termination date to the date of such payment at a rate equal to the rate of interest from time to time announced publicly by Citibank NA as its prime rate, calculated on the basis of a year of 365 days and the number of days elapsed. If the Company fails to pay timely any amount due pursuant to this Section 8.3(b) and, in order to obtain such payment, Buyer commences a suit against the Company for the amount payable to Buyer pursuant to this Section 8.3(b), the Company shall pay to Buyer its reasonable, out-of-pocket costs and expenses (including attorney’s fees and expenses) in connection with such suit.

(c) The provision for payment of liquidated damages in this Section 8.3 has been included because in the event of a breach hereof (other than a post-Closing breach) by Buyer or the Sellers the actual damages to be incurred by the Company and the Sellers or Buyer can reasonably be expected to approximate the amount of liquidated damages called for in this Agreement and because the actual amount of such damages would be difficult if not impossible to measure accurately.

ARTICLE IX

INDEMNIFICATION

Section 9.1 Indemnification Obligations of the Sellers.

(a) Subject to the provisions of this Article IX, from and after the Closing, the Sellers shall, severally in accordance with their Pro Rata Percentage, and not jointly, indemnify and hold harmless each of the Buyer Indemnified Parties from, against and in respect of any and all Losses arising out of:

(i) any breach of any representation or warranty made by the Company in Article III of this Agreement; and

(ii) any breach of any covenant, agreement or undertaking made by the Company of this Agreement with respect to any periods prior to the Closing.

(b) Subject to the provisions of this Article IX, from and after the Closing, each Seller shall severally, and not jointly, indemnify and hold harmless each of the Buyer Indemnified Parties from, against and in respect of any and all Losses arising out of:

(i) any breach of any representation or warranty made by such Seller in Article IV of this Agreement; and

(ii) any breach of any covenant, agreement or undertaking made by such Seller in this Agreement.

The Losses of the Buyer Indemnified Parties described in this Section 9.1 as to which the Buyer Indemnified Parties are entitled to indemnification are collectively referred to as “Buyer Losses”.

Section 9.2 Indemnification Obligations of Buyer. Each Buyer and the Company shall, from and after the Closing, jointly and severally, indemnify and hold harmless each of the Seller Indemnified Parties from, against and in respect of any and all Losses arising out of:

(a) any breach of any representation or warranty made by Buyer in Article V of this Agreement;

(b) any breach of any covenant, agreement or undertaking made by Buyer in this Agreement; and

(c) subject only to Buyer’s rights to be indemnified under Sections 9.1(a)(i), 9.1(b)(i) and 9.8 in accordance with and subject to the limitations of this Agreement, all debts, obligations and liabilities of the Company and its Subsidiaries whether arising before, on or after the Closing Date.

The Losses of the Seller Indemnified Parties described in this Section 9.2 as to which the Seller Indemnified Parties are entitled to indemnification are collectively referred to as “Seller Losses”.

Section 9.3 Indemnification Procedure.

(a) Promptly after receipt by an Indemnified Party of notice by a third party of a threatened or filed complaint or the threatened or actual commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to receive payment from the other Party for any Loss (a “Third Party Claim”), such Indemnified Party shall provide written notification to Buyer, on the one hand, or the Sellers, on the other hand, whichever is the appropriate indemnifying Party hereunder (the “Indemnifying Party”) within five days of the Indemnified Party’s notice of threatening or filing of such complaint or of the notice of the threatened or actual commencement of such audit, investigation, action or proceeding; provided, however, that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability under this Agreement with respect to such claim only if, and only to the extent that, such failure to notify the Indemnifying Party results in (i) the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim or (ii) material prejudice to the Indemnifying Party with respect to such claim. The Indemnifying Party shall have the right, upon written notice delivered to the Indemnified Party within 60 days thereafter, to assume the defense of such complaint, audit, investigation, action or proceeding, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel. If the Indemnifying Party declines or fails to assume the defense of the audit, investigation, action or proceeding on the terms provided above within such 60-day period, however, the Indemnified Party may employ counsel reasonably satisfactory to the Indemnifying Party to represent or defend it in any such audit, investigation, action or proceeding, provided, however, that the Indemnified Party shall not settle any action in respect of which indemnification is payable under this Article (ix) without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Party agrees that such audit, investigation, action or proceeding is a matter with respect to which the Indemnified Party is entitled to receive payment from the Indemnifying Party for the Loss in question, the Indemnifying Party will pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Indemnifying Party will not be required to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any jurisdiction in any single audit, investigation, action or proceeding. In any audit, investigation, action or proceeding with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, shall have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifying Party or the Indemnified Party, as the case may be, shall at all times use reasonable efforts to keep the Indemnifying Party or the Indemnified Party, as the case may be, reasonably apprised of the status of any matter the defense of which they are maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.

(b) An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle or compromise any Third Party Claim or consent to the entry of any judgment which does not include an unconditional written release by the claimant or plaintiff of the Indemnified Party from all liability in respect of such Third Party Claim or (ii) settle or compromise any Third Party Claim if the settlement imposes equitable remedies or material obligations on the Indemnified Party other than financial obligations for which the Indemnified Party will be indemnified hereunder. No Third Party Claim which is being defended in good faith (and not abandoned) by the Indemnifying Party in accordance with the terms of this Agreement shall be settled or compromised by the Indemnified Party without the written consent of the Indemnifying Party.

(c) If an Indemnified Party claims a right to payment pursuant to this Agreement not involving a third party claim covered by Section 9.3(a) hereof, such Indemnified Party shall send written notice of such claim to the appropriate Indemnifying Party. Such notice shall specify the basis for such claim. As promptly as possible after the Indemnified Party has given such notice, such Indemnified Party and the appropriate Indemnifying Party shall establish the merits and amount of such claim (by mutual agreement, arbitration, litigation or otherwise) and, within five Business Days of the final determination of the merits and amount of such claim, the Indemnifying Party shall pay to the Indemnified Party immediately available funds in an amount equal to such claim as determined hereunder, if any.

Section 9.4 Claims Period. The Claims Period hereunder shall begin on the date hereof and terminate as follows:

(a) with respect to Buyer Losses arising under (i) Section 9.1(a)(i) and Section 9.1(b)(i), in each case only with respect to any breach or inaccuracy of any Seller Fundamental Representation, and (ii) Section 9.1(b)(ii) with respect to a breach by the Sellers of a covenant, agreement or undertaking to be performed after the Closing, the Claims Period shall survive the Closing until the expiration of three months following the applicable statutes of limitations;

(b) with respect to Buyer Losses arising under (i) Section 9.1(a)(i) and Section 9.1(b)(i), in each case other than with respect to any breach or inaccuracy of any of the Seller Fundamental Representations, (ii) Section 9.1(a)(ii) or (iii) Section 9.1(b)(ii) with respect to a breach of a covenant, agreement or undertaking to be performed prior to the Closing, the Claims Period shall terminate on the date that is 18 months following the Closing Date;

(c) with respect to Seller Losses arising under Section 9.2(a) with respect to any breach or inaccuracy with respect to any Buyer Fundamental Representation, Section 9.2(b) with respect to a breach by the Buyer of a covenant, agreement or undertaking to be performed at or after the Closing, and Section 9.2(c), the Claims Period shall survive the Closing until the expiration of three months following the applicable statutes of limitations; and

(d) with respect to Seller Losses arising under Section 9.2(a), in each case other than with respect to any breach or inaccuracy of any of the Buyer Fundamental Representations, and with respect to Section 9.2(b), with respect to a breach of a covenant, agreement or undertaking to be performed prior to the Closing, the Claims Period shall terminate on the date that is 18 months following the Closing Date.

Notwithstanding the foregoing, the representations and warranties in Section 3.15 (Environmental) relating to the Newberg Facility shall terminate at, and not survive, the Closing, and the provisions of Section 9.8 shall be the sole and exclusive remedy for any Losses with respect to the Newberg Environmental Liabilities. No claim for indemnification can be made after the expiration of the Claims Period; provided, however, if prior to the close of business on the last day of the Claims Period, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.

Section 9.5 Liability Limits. Notwithstanding anything to the contrary set forth in this Agreement, each Indemnifying Party’s obligation to indemnify, defend and hold the Indemnified Parties harmless shall be limited as follows:

(a) No amounts of indemnity shall be payable pursuant to Section 9.1(a)(i), Section 9.1(a)(ii), Section 9.1(b)(i), Section 9.1(b)(ii) (with respect to a breach by the Sellers of a covenant to be performed prior to the Closing), Section 9.2(b) (with respect to a breach by the Buyer of a covenant, agreement or undertaking to be performed prior to the Closing) or Section 9.2(a) unless and until the Indemnified Parties shall have suffered indemnifiable Losses (but excluding any Losses relating to Newberg Environmental Liabilities as described in Section 9.8, which are exclusively addressed by Section 9.8) in excess of $3,800,000 (the “Threshold Amount”) in the aggregate, in which case the Indemnified Parties shall be entitled to recover only Losses in excess of the Threshold Amount, provided that no Losses may be claimed by any Indemnified Party or shall be reimbursable by or included in calculating the Threshold Amount other than Losses in excess of $50,000 resulting from a single claim or aggregated claims arising out of the same facts, events or circumstances.

(b) Subject to the following sentences of this Section 9.5(b), no Seller shall have any indemnification obligation under this Agreement for an amount in the aggregate greater than $6,333,333 and the Buyer shall have no indemnity obligation under this Agreement for an amount greater than in the aggregate $19,000,000 (it being understood and agreed that these caps shall constitute a cap on the maximum aggregate liability payable by each Indemnifying Party under this Agreement). Notwithstanding the foregoing sentence of this Section 9.5(b), (i) with respect to the Seller Fundamental Representations, the maximum aggregate liability payable by each Seller under this Agreement with respect to such Seller Fundamental Representations shall be equal to such Seller’s Pro Rata Percentage of the Purchase Price less any other amounts indemnified by such Seller hereunder and (ii) with respect to the Buyer Fundamental Representations, the maximum aggregate liability payable by Buyer under this Agreement with respect to such Buyer Fundamental Representations shall be the Purchase Price less any other amounts indemnified by Buyer hereunder. Notwithstanding anything to the contrary in this Article IX, the Threshold Amount, the first sentence of this Section 9.5(b) and the proviso to Section 9.5(a) shall not apply to any Losses with respect to any Seller Fundamental Obligations (it being understood and agreed that the Sellers shall be liable for all Losses for which the Buyer Indemnified Parties are entitled to indemnification with respect to such claims) or with respect to any Buyer Fundamental Obligations (it being understood and agreed that Buyer shall be liable for all Losses for which the Seller Indemnified Parties are entitled to indemnification with respect to such claims), and any amounts recovered by Buyer Indemnified Parties in respect of Seller Fundamental Obligations or by Seller Indemnified Parties in respect of Buyer Fundamental Obligations shall not be included in determining whether the Threshold Amount has been reached for purposes of this Section 9.5.

(c) For purposes of computing the aggregate amount of claims against an Indemnifying Party, the amount of each claim by an Indemnified Party shall be deemed to be an amount equal to, and any payments by the Indemnifying Party pursuant to Section 9.1 or Section 9.3 shall be limited to, the amount of Losses that remain after deducting therefrom (i) any third party insurance proceeds and any indemnity, contributions or other similar payment paid to the Indemnified Party by any third party with respect thereto, and (ii) with respect to any indemnification claim related to Losses incurred by SPRC, any net tax savings actually realized by SPRC in the tax period in which the indemnification claim arises.

(d) In any claim for indemnification under this Agreement, the Indemnifying Party shall not be required to indemnify any Person for special, exemplary or consequential damages, including loss of profit or revenue, any multiple of reduced cash flow, interference with operations, or loss of tenants, lenders, investors or buyers.

(e) No Indemnifying Party shall have any liability under this Article IX to indemnify any Indemnified Party with respect to a Loss to the extent that the Loss is attributable to any action taken by any Indemnified Party on or after the Closing Date.

(f) The Sellers shall have no liability for any Loss that would not have arisen but for any change in the accounting policies, practices or procedures adopted by Buyer and/or its Affiliates.

(g) In any case where a Buyer Indemnified Party recovers from third Persons any amount in respect of a matter with respect to which the Sellers have indemnified it pursuant to this Agreement, such Buyer Indemnified Party shall promptly pay over to the Sellers the amount so recovered (after deducting therefrom the full amount of the expenses incurred by it in procuring such recovery), but not in excess of the sum of (i) any amounts previously so paid by the Sellers to or on behalf of the Buyer Indemnified Party in respect of such matter, and (ii) any amounts expended by the Sellers in pursuing or defending any claim arising out of such matter.

(h) The liability of the Sellers for Buyer Losses shall be considered in the aggregate and shall be determined on a cumulative basis so the Buyer Losses incurred under Article IX of this Agreement shall be combined with all other Buyer Losses incurred under Article IX for purposes of determining limitations on liability, including the maximum liability amounts described above.

(i) Any indemnity payment under this Agreement by the Sellers shall be treated as an adjustment to the Purchase Price for U.S. federal income tax purposes.

(j) For purposes of determining failure of any representations or warranties to be true and correct, the breach of any covenants and agreements and calculation of Losses hereunder, any qualification or exception with respect to “material”, “materially”, “materiality” or Material Adverse Effect or similar language contained therein shall be disregarded, provided that the foregoing shall not apply to Section 3.8(b).

(k) Notwithstanding anything in this Agreement to the contrary, except for any inaccuracy of the representation and warranty set forth in the last sentence of Section 3.22 of which the Company has Knowledge, Buyer shall not have any claim, action, suit, proceeding, right or remedy for any Loss arising out of, relating to or with respect to the failure by the Company to conduct the maintenance and capital project, and outage and shutdown of the No. 2 Dublin Power Boiler and the Dublin Paper Mill Machine #2, which was originally planned for September 2007 and rescheduled for April 2008.

Section 9.6 Exclusive Remedies. Except as set forth in Section 6.9 and Section 8.3 or as otherwise provided in the Payment Agreements and the Letters of Credit, the provisions of this Article IX set forth the exclusive rights and remedies of the Parties to seek or obtain damages or any other remedy or relief whatsoever from any party with respect to matters arising under this Agreement and the transactions contemplated hereby; provided, however, that notwithstanding the foregoing, nothing in this Section 9.6 shall limit any right of a Party to seek specific performance pursuant to Section 10.9 in connection with a post-Closing breach of the terms of this Agreement.

Section 9.7 Tax Matters. Notwithstanding anything to the contrary in this Article IX, this Article IX shall not apply to any indemnification with respect to Tax matters, which shall be exclusively governed by Section 6.9.

Section 9.8 Newberg Facility Indemnity Limits.

(a) Subject to Sections 9.3, 9.5(c), 9.5(d), 9.5(f), 9.5(g), 9.5(i) and 9.6 of this Article IX, from and after the Closing, Sellers shall, severally in accordance with their Pro Rata Percentage, and not jointly, indemnify and hold harmless each of the Buyer Indemnified Parties from, against and in respect of Losses arising out of NEL to the extent provided in this Section 9.8. Notwithstanding the foregoing, no amounts of indemnity shall be payable with respect to such Losses unless and until the Buyer Indemnified Parties shall have suffered indemnifiable Losses, whether related to one or more claims, arising out of NEL in excess of $5,000,000 (the “Newberg Threshold Amount”) in the aggregate, provided that no Losses in respect of NEL may be claimed by any Buyer Indemnified Party or shall be reimbursable by or included in calculating the Newberg Threshold Amount other than Losses in respect of NEL in excess of $50,000 resulting from a single claim or aggregated claims arising out of the same related or continuous facts, events or circumstances. At such time as the Buyer Indemnified Parties have incurred indemnifiable Losses in respect of such NEL in excess of the Newberg Threshold Amount, the Sellers (severally in accordance with their Pro Rata Percentage), on the one hand, and Buyer, on the other hand, shall thereafter share equally all indemnifiable Losses arising out of any NEL suffered by the Buyer Indemnified Parties in excess of the Newberg Threshold Amount until such time as the total indemnifiable Losses (including the $5,000,000 Newberg Threshold Amount) in respect of such NEL equals an aggregate amount equal to $22,000,000; provided, however, no Seller shall have any indemnification obligation with respect to any indemnifiable Losses arising out of NEL for an amount in the aggregate greater than $2,833,333 (it being understood and agreed that this cap shall constitute a cap on the maximum aggregate liability payable by each Seller under this Agreement with respect to NEL).

(b) The Claims Period with respect to Buyer Losses arising under this Section 9.8 shall terminate on the date that is five (5) years following the Closing Date. No claim for indemnification can be made after the expiration of the Claims Period; provided, however, if prior to the close of business on the last day of the Claims Period, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.

(c) In calculating Losses which qualify for indemnification by Seller of NEL, any payments received by Buyer from Smurfit under Section 8.03(ii) of the Smurfit Asset Purchase Agreement with respect to any such Loss shall be deducted, provided, however, that any costs or expenses (including reasonable attorneys fees and expenses) incurred by Buyer in seeking indemnification from Smurfit shall be Losses subject to indemnity under this Section 9.8.

(d) Buyer shall use commercially reasonable efforts to seek indemnification from Smurfit pursuant to the Smurfit Asset Purchase Agreement for Losses that the Sellers agree are subject to indemnification under this Section 9.8. The Sellers shall reasonably cooperate with Buyer in its efforts to seek indemnification from Smurfit with respect to any such Losses.

(e) Notwithstanding anything to the contrary in this Agreement, to the extent any Buyer Losses relate in any way to NEL, claims for such Losses shall be made exclusively under this Section 9.8 subject to the Newberg Threshold Amount and the limitations set forth in this Section 9.8 and shall not be applied against the Threshold Amount or the cap set forth in Section 9.5. In other words, for the avoidance of doubt, if the $2,833,333 Seller cap with respect to NEL described in Section 9.8(a) has been reached, the Buyer Indemnified Parties shall have no further claims in respect of NEL even if the $6,333,333 cap described in Section 9.5(b) has not been reached. Likewise, no Buyer Losses in respect of NEL shall be counted for purposes of the $3,800,000 Threshold Amount.

(f) The Sellers shall not be required to indemnify any Buyer Indemnified Party for any Loss subject to indemnification under this Section 9.8 to the extent that any such Loss is attributable to conditions identified by any sampling or testing of soil, surface water or groundwater at or under the Newberg Facility conducted by Buyer or its Representatives, successors or assigns, except for such sampling or testing that is: (i) required by any Governmental Entity, which requirement was not solicited by a Buyer Indemnified Party or its Representatives, successors or assigns (otherwise than through interaction with such Governmental Authority in good faith and/or as required by any Law, including any Environmental Law); (ii) required by any Law, including any Environmental Law; or (iii) undertaken in good faith and reasonably necessary (A) in connection with any expansion, modification, demolition, repair, maintenance or closure of any structure, equipment or operations at, on, under or relating to the Newberg Facility in the ordinary course of business; (B) to respond to, investigate or otherwise remediate conditions that would reasonably be expected to create a substantial risk of harm to the health, safety or welfare of Buyer’s employees, the public or the Environment; (C) to defend against any claims asserted against Buyer by Seller; or (D) to defend against any third-party claims against Buyer. Buyer will provide notice to the Sellers of the commencement of any soil or groundwater investigations at the Newberg Facility required to be undertaken pursuant to Environmental Law; provided, however, that, subject to all of the preceding sentences of this Section 9.8(f), Buyer shall conduct any such investigations and related interactions with any third parties as and when it determines in its sole discretion and receipt of notice by the Sellers shall not confer any rights on the Sellers to participate or otherwise be involved in such matters.

(g) For the purposes of this Section 9.8:

(i) “Newberg Environmental Liabilities” or “NEL” shall mean any Environmental Liabilities to the extent arising from or relating to facts, conditions, occurrences, circumstances, events or operations at, on, in under, emanating from, affecting or relating to the Newberg Facility occurring or existing prior to the Closing Date, regardless of whether such Environmental Liabilities are known to the Buyer as of the Closing Date.

(ii) “Environmental Liabilities” shall mean, regardless of whether any of the following are contained in or referred to in any Disclosure Schedule to this Agreement or otherwise disclosed to Buyer prior to the Closing Date, any and all Losses (whether known or unknown, foreseen or unforeseen, contingent or otherwise, fixed or absolute or present or arising in the future) arising under any Environmental Laws (including, without limitation the cost of any natural resource damages), asserted against or incurred by Buyer arising out of or relating in any way to the Newberg Facility, including without limitation, the ownership, operation or use thereof by any person at any time, and including without limitation, any claims based on strict liability, nuisance, for personal injury, property damage or damage to natural resources, resulting from or arising out of any of the following: (A) the presence, Release or threatened Release at, on, in, under or from the Newberg Facility (including, but not limited to, any off-site environmental conditions in or affecting the Willamette River, tributaries thereof or other locations to the extent such off-site conditions relate thereto); (B) the off-site transportation, storage, treatment, recycling, disposal or arrangement for disposal or for treatment of Hazardous Materials by or on behalf of any person at or from the Newberg Facility; (C) any exposure to Hazardous Materials; or (D) any violation or alleged violation of any Environmental Law.

(iii) Sellers’ obligation to indemnify for Losses under this Section 9.8 shall not include Losses to the extent that they (A) are based on statutes, regulations, rules, codes or ordinances which take effect or are amended after the Closing Date and are more restrictive than requirements in effect prior to the Closing Date or (B) are based on use of the Newberg Facility for other than industrial purposes.

(iv) In no event shall Sellers be obligated to indemnify Buyer for any claim associated with the presence of asbestos or asbestos-containing materials in any structure or equipment at the Newberg Facility except to the extent the asbestos or asbestos-containing materials as of the Closing Date are damaged, friable or otherwise required to be removed, encapsulated or handled to comply with applicable Environmental Laws (other than due to renovations or other actions taken by Buyer, its representatives, successors or assigns).

(h) The indemnification provided by Sellers for NEL pursuant to this Section 9.8 shall be assignable by Buyer, subject to the rights and conditions set forth in this Section 9.8, in connection with the sale or other transfer by Buyer by operation of law or otherwise of the Newberg Facility or of substantially all of the assets or business related to the Newberg Facility, and provided that Buyer or its Representatives, successors or assigns, shall provide the Sellers with written notice of such assignment no later than the date on which the agreement to sell or otherwise transfer any of them is entered into.

ARTICLE X

MISCELLANEOUS

Section 10.1 Fees and Expenses. Except as provided above or as otherwise expressly provided herein, (a) Buyer shall pay its own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of its financial advisors, accountants and counsel, and (b) the Sellers’ Transactional Expenses, to the extent not paid prior to the Closing, shall be borne by the Sellers.

Section 10.2 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be given by any of the following methods: (a) personal delivery; (b) registered or certified mail, postage prepaid, return receipt requested; or (c) overnight mail, or (d) facsimile transmission. Notices shall be sent to the appropriate Party at its address given below (or at such other address for such Party as shall be specified by notice given hereunder):

If to Buyer, to:

SP Newsprint Holdings LLC

8 Wright Street

Westport, CT 06880

Attention: Paul Berg

Facsimile: (203) 226-3801

and to:

SP Newsprint Merger LLC

8 Wright Street

Westport, CT 06880

Attention: Paul Berg

Facsimile: (203) 226-3801

with a copy (which shall not constitute notice) to:

Cahill Gordon & Reindel LLP

80 Pine Street

New York, NY 10005

Attention: Christopher Cox

Facsimile: (212) 396-0136

If to the Company to:

SP Newsprint Co.

245 Peachtree Avenue, Suite 1800

Atlanta, Georgia 30303

Attention: Chief Executive Officer

Facsimile: (404) 979-6615

with a copy (which shall not constitute notice) to:

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia 30309-3521

Attention:	C. William Baxley
Anne M. Cox

Facsimile: (404) 572-4600

If to CEI Newsprint to:

CEI Newsprint, Inc.

c/o Cox Enterprises, Inc.

6205 Peachtree Dunwoody Road

Atlanta, Georgia 30328

Attention: Brian G. Cooper

Facsimile: (678) 645-5001

with a copy (which shall not constitute notice) to:

Dow Lohnes PLLC

Six Concourse Parkway, Suite 1800

Atlanta, Georgia 30328-6117

Attention: Richard A. Wilhelm

Facsimile: (770) 901-8874

If to Virginia Paper to:

Virginia Paper Manufacturing Corp.

c/o Media General, Inc.

333 E. Franklin Street

P.O. Box 85333

Richmond, Virginia 23219

Attention: John A. Schauss

Facsimile: (804) 649-6131

with a copy (which shall not constitute notice) to:

Media General, Inc.

333 E. Franklin Street

P.O. Box 85333

Richmond, Virginia 23219

Attention:	George L. Mahoney, Esq.
Secretary and General Counsel

Facsimile: (804) 649-6989

If to McClatchy Newsprint to:

McClatchy Newsprint, Inc.

c/o The McClatchy Company

2100 Q Street

Sacramento, California 95816

Attention: Patrick J. Talamantes

Facsimile: (916) 321-1869

with a copy (which shall not constitute notice) to:

The McClatchy Company

2100 Q Street

Sacramento, California 95816

Attention: Karole Morgan-Praeger

Facsimile: (916) 326-5586

All such notices, requests, demands, waivers and communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

Section 10.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms,

conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any Party without the prior written consent of the other Parties.

Section 10.5 No Third Party Beneficiaries. This Agreement is exclusively for the benefit of the Company, the Sellers, and solely with respect to Article IX, the Seller Indemnified Parties (and, where expressly provided, their respective Affiliates), and their respective successors and permitted assigns, with respect to the obligations of Buyer under this Agreement, and for the benefit of Buyer and, solely with respect to Article IX, the Buyer Indemnified Parties (and, where expressly provided, their respective Affiliates) and their respective successors and permitted assigns, with respect to the obligations of the Company and the Sellers, under this Agreement, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right.

Section 10.6 Section Headings. The Article and Section headings contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

Section 10.7 Entire Agreement. This Agreement (including the Schedules and Exhibits attached hereto), the Confidentiality Agreement and the other documents delivered pursuant to this Agreement constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement.

Section 10.8 Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters, including matters of validity, construction, effect, performance and remedies. Each Party hereby irrevocably agrees that any legal dispute shall be brought only to the exclusive jurisdiction of the United States District Court for the District of Delaware and each Party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in such court has been brought in an inconvenient forum.

Section 10.9 Specific Performance. The Parties acknowledge and agree that any post-Closing breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy, and accordingly agree that, in addition to any other remedies, each Party shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy. For the avoidance of doubt, each Party hereby waives the right to specific performance of the terms of this Agreement in connection with breaches of the terms of this Agreement on or before the Closing Date, and agrees not to seek and waives the right to receive specific performance of the terms of this Agreement in the event that it is owed a termination fee pursuant to Section 8.3.

Section 10.10 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic means (including email) shall be as effective as delivery of a manually executed counterpart of the Agreement.

Section 10.11 Amendment; Modification. This Agreement may be amended, modified or supplemented at any time only by written agreement of the Parties.

Section 10.12 Conflicts and Privilege. Buyer and the Company hereby agree that, in the event a dispute arises after the Closing between Buyer or the Company, on one hand, and any or all of the Sellers, on the other hand, King & Spalding LLP may represent any or all of such Sellers in such dispute even though the interests of the Sellers may be directly adverse to the Company, and even though King & Spalding LLP may have represented the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Company. Buyer and the Company further agree that, as to all communications between King & Spalding LLP, the Company and the Sellers that relate to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to the Sellers and may be controlled by the Sellers, and shall not pass to or be claimed or controlled by the Company in the event of a legal dispute with any of the Sellers. Notwithstanding the foregoing, in the event a dispute arises between Buyer or the Company and a Person other than a Seller after the Closing, the Company may assert the attorney-client privilege to prevent disclosure of confidential communications by King & Spalding LLP to such Person; provided, however, that the Company may not waive such privilege without the prior written consent of the Sellers.

Section 10.13 Schedules. The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any Schedules hereto is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

BUYER:

SP NEWSPRINT HOLDINGS LLC

By:	/s/ Peter M. Brant
Name:	Peter M. Brant
Title:	Managing Member

SP NEWSPRINT MERGER LLC

By:	/s/ Edward D. Sherrick
Name:	Edward D. Sherrick
Title:	Chief Executive Officer Chief Financial Officer

COMPANY:

SP NEWSPRINT CO.

By:	/s/ Joseph R. Gorman
Name:	Joseph R. Gorman
Title:	President & Chief Executive Officer

SELLERS:

CEI NEWSPRINT, INC.

By:	/s/ Brian G. Cooper
Name:	Brian G. Cooper
Title:	Vice President

MCCLATCHY NEWSPRINT, INC.

By:	/s/ Patrick J. Talamantes
Name:	Patrick J. Talamantes
Title:	Vice President - Finance & Chief Financial Officer

VIRGINIA PAPER MANUFACTURING CORP.

By:	/s/ John A. Schauss
Name:	John A. Schauss
Title:	Vice President – Finance & Chief Financial Officer